Exhibit 2

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”), is made and entered into as of the 19th day of April, 2018, by and between First National Bank, Ames, Iowa, a national bank whose main office is located in Ames, Iowa (“FNB”); Clarke County State Bank, an Iowa state chartered bank whose main office is located in Osceola, Iowa (“CCSB”); and United Bancorporation, a South Dakota corporation (“UB”).

W I T N E S S E T H:

WHEREAS, CCSB is an Iowa state chartered bank with authorized capital stock consisting of twenty-eight (28) shares of common stock, par value $173,214.28 per share, all of which shares are validly issued and outstanding (the “CCSB Stock”);

WHEREAS, UB is the sole stockholder of CCSB and owns of record all of the CCSB Stock;

WHEREAS, FNB desires to purchase from UB, and UB desires to sell to FNB, the CCSB Stock upon the terms and subject to the conditions set forth herein; and

WHEREAS, FNB intends to merge CCSB with and into FNB, with FNB as the surviving entity, following the closing of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements contained herein, FNB, CCSB and UB hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF CCSB STOCK

Section 1.1     Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined in Section 1.4), UB shall sell, convey, transfer and deliver to FNB, free and clear of all Liens, and FNB shall purchase, acquire and accept from UB, all of UB's right, title and interest in and to the CCSB Stock.

Section 1.2     Purchase Price. The purchase price payable by FNB to UB for the CCSB Stock shall be an amount equal to Fifteen Million Dollars ($15,000,000); provided, however, that this amount shall be subject to adjustment in accordance with the process set forth in Schedule 1 based upon the financial condition of CCSB as of the end of the month immediately preceding the Closing Date (the "Purchase Price").

Section 1.3     Payment of Purchase Price. The Purchase Price shall be paid by FNB to UB as follows:

(a)     Two Hundred Fifty Thousand Dollars ($250,000) of earnest money (the “Earnest Money”) shall have been paid to UB upon execution of this Agreement. The Earnest Money shall be deposited into a joint interest-bearing account in the names of FNB and UB at CCSB which will require joint consent prior to withdrawal. FNB understands and agrees that the Earnest Money, plus accrued interest thereon, may be retained by UB under the conditions set forth in Section 8.3 hereof. In the event the transaction herein is consummated, the Earnest Money plus interest accrued thereon shall be applied toward payment of the Purchase Price and shall be disbursed in immediately available funds to UB on the Closing Date.

(b)     A portion of the Purchase Price equal to $1,500,000 shall be deposited in the escrow account established pursuant to the Indemnity Escrow Agreement contemplated by Section 5.2.

(c)     The balance of the Purchase Price shall be paid by FNB to UB on the Closing Date in immediately available funds, as described herein.

Section 1.3

Section 1.4     Closing; Closing Deliveries.

(a)     The closing of the transactions contemplated by this Agreement (the “Closing”) and all actions specified in this Agreement to occur at the Closing shall take place at the offices of Nyemaster Goode, P.C., 700 Walnut, Suite 1600, Des Moines, Iowa at 10:00 a.m., local time, no later than the first Friday that is a Business Day following the second Business Day on which the last of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall have been fulfilled or waived (if permissible) in accordance with this Agreement or at such other time and place as FNB and UB shall agree (the date and time on which the Closing actually occurs is referred to herein as the “Closing Date”); provided, however, that the Closing Date shall not occur prior to September 14, 2018.

(b)     Subject to fulfillment or waiver of the conditions set forth in Article VII, at the Closing FNB shall deliver to UB all of the following:

(i)     a certificate of good standing of FNB, issued as of a recent date by the Office of the Comptroller of the Currency (the "OCC");

(ii)     a certificate of the Secretary of FNB, dated the Closing Date, in form and substance reasonably satisfactory to UB, as to (A) the Articles of Association of FNB (the "FNB Articles"), (B) the Bylaws of FNB (the "FNB Bylaws"), (C) the resolutions of the Board of Directors of FNB (the "FNB Board") authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the resolutions of the FNB Board increasing the size of the FNB Board by one and electing a representative of the Board of Directors of CCSB (the “CCSB Board”) to fill the vacancy thereby created, and (E) the incumbency and signatures of the officers of FNB executing this Agreement and any other agreement, certificate or instrument executed by FNB hereunder;

(iii)     all Requisite Regulatory Approvals obtained by FNB with respect to the consummation of the transactions contemplated by this Agreement;

(iv)     the officers certificate of FNB contemplated by Section 7.2(d);

(v)     transfer of a portion of the Purchase Price equal to $1,500,000 by wire transfer of immediately available funds to the escrow account established under the terms and conditions of the Indemnity Escrow Agreement contemplated by Section 5.2;

(vi)     payment of the remaining balance of the Purchase Price (less the Earnest Money and accrued interest) to UB by wire transfer of immediately available funds to a bank account designating in writing by UB;

(vii)     the Indemnity Escrow Agreement contemplated by Section 5.2 executed by FNB; and

(viii)     such other agreements, documents, instruments or certificates as may be reasonably required to effectuate the transactions contemplated by this Agreement to be executed and delivered by FNB.

(c)     Subject to fulfillment or waiver of the conditions set forth in Article VII, at the Closing UB shall deliver to FNB all of the following:

(i)     a copy of the Renewed, Amended and Substituted Articles of Incorporation of CCSB, as amended (the “CCSB Articles”), certified as of a recent date by the Secretary of State of the State of Iowa;

(ii)     a certificate of good standing of CCSB, issued as of a recent date by the Iowa Division of Banking (the “Iowa Banking Division”);

(iii)     a certificate of the Secretary or an Assistant Secretary of CCSB, dated the Closing Date, in form and substance reasonably satisfactory to FNB, as to (A) the CCSB Articles, (B) the Bylaws of CCSB (the “CCSB Bylaws”), (C) the resolutions of the CCSB Board authorizing the execution and performance of this Agreement and the transactions contemplated herein, (D) the incumbency and signatures of the officers of CCSB executing this Agreement and any other agreement, certificate or instrument executed by CCSB hereunder, (E) the resignations of each director of CCSB and (F) the resignation of such executive officers of CCSB as FNB may request prior to Closing;

(iv)     a certificate of the Secretary or an Assistant Secretary of UB, dated the Closing Date, in form and substance reasonably satisfactory to FNB, as to (A) the Articles of Incorporation of UB (the "UB Articles"), (B) the Bylaws of UB (the "UB Bylaws"), (C) the resolutions of the Board of Directors of UB (the "UB Board") authorizing the execution and performance of this Agreement and the transactions contemplated therein, and (D) the incumbency and signatures of the officers of UB executing this Agreement and any other agreement, certificate or instrument executed by UB thereunder;

(v)     all Required Third-Party Consents and all Requisite Regulatory Approvals obtained by UB or CCSB with respect to the consummation of the transactions contemplated by this Agreement;

(vi)     the officers certificate of UB and CCSB contemplated by Section 7.3(c);

(vii)     the stock certificate(s) representing the CCSB Stock duly endorsed for transfer by UB or accompanied by instruments of transfer duly executed by UB;

(viii)     the Indemnity Escrow Agreement contemplated by Section 5.2 executed by UB;

(ix)     the Non-Compete Agreement contemplated by Section 7.3(g) executed by UB; and

(x)     such other agreements, documents, instruments or certificates as may be reasonably required to effectuate the transactions contemplated by this Agreement to be executed by UB or CCSB.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF FNB

Except as set forth in the letter dated the date hereof and delivered on the date hereof by FNB to UB (the “FNB Letter”) (each section of which qualifies the correspondingly numbered representation and warranty in this Article II to the extent specified therein and such other representations and warranties in this Article II to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation and warranty reasonably apparent), FNB represents and warrants to UB as follows:

Section 2.1     Organization, Standing and Power. FNB is a national bank duly organized, validly existing and in good standing under the laws of the United States and has the requisite corporate power and authority to carry on its business as now being conducted.

Section 2.2     Authority. On or prior to the date of this Agreement, the FNB Board has determined that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interest of FNB and its sole stockholder, and has approved and adopted this Agreement and the transactions contemplated hereby in accordance with the FNB Articles and the FNB Bylaws. FNB has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by FNB, and the consummation by FNB of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of FNB. This Agreement has been duly executed and delivered by FNB and, assuming the valid authorization, execution and delivery of this Agreement by CCSB and UB and the validity and binding effect hereof on CCSB and UB, this Agreement constitutes the valid and binding obligation of FNB enforceable against it in accordance with its terms, except to the extent its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law).

Section 2.3     Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 2.3 have been obtained and all filings and obligations described in this Section 2.3 have been made, the execution and delivery of this Agreement by FNB does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof by FNB will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation under, or result in the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of FNB under, any provision of (i) the FNB Articles or the FNB Bylaws, (ii) any Contract applicable to FNB or its properties or assets or (iii) any Order or Law applicable to FNB or any of its properties or assets, other than, in the case of clause (ii) or (iii), any such violations, defaults, rights or Liens that would not, individually or in the aggregate, have a Material Adverse Effect on FNB or materially impair the ability of FNB to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by FNB. No filing or registration with, or authorization, consent or approval of, any domestic (federal and state), foreign or supranational court, commission, governmental body, regulatory agency, authority or tribunal (a “Governmental Entity”) is required by or with respect to FNB in connection with the execution and delivery of this Agreement by FNB or is necessary for the consummation by FNB of the transactions contemplated by this Agreement, except for (i) the Specified Regulatory Approvals, and (ii) such other consents, Orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on FNB or materially impair the ability of FNB to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby by FNB.

Section 2.4     Litigation.

(a)     As of the date hereof, there are no actions, suits, claims, or other litigation, legal, administrative or arbitration proceedings or governmental investigations (“Actions”) pending or, to the Knowledge of FNB, threatened against or affecting FNB or any of its Affiliates or, to the Knowledge of FNB, any of its or their present or former officers, directors, employees, consultants, agents or stockholders, as such, or any of its or their properties, assets or business, (a) that would, individually or in the aggregate, have a Material Adverse Effect on FNB or materially impair the ability of FNB to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby or (b) relating to the transactions contemplated by this Agreement.

(b)     There are no outstanding Orders of any Governmental Entity against or involving FNB or its Affiliates or, to the Knowledge of FNB, against or involving any of the present or former directors, officers, employees or consultants, agents or stockholders of FNB or its Affiliates as such, or any of its or their properties, assets or business that would, individually or in the aggregate, have a Material Adverse Effect on FNB or materially impair the ability of FNB to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby.

(c)     None of FNB or any of its Affiliates is subject to, nor to the Knowledge of FNB will FNB or any of its Affiliates become subject to, any Order, agreement, memorandum of understanding, direction or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, or adopted any extraordinary board resolutions at the request of, any Governmental Body charged with the supervision or regulation of financial institutions or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of FNB or any of its Affiliates.

Section 2.5     Financial Ability. FNB has, or to its Knowledge will have, sufficient financial resources to consummate the transactions contemplated by this Agreement.

Section 2.6     Regulatory Approval. Based on appropriate investigation and research, FNB is not aware, as of the date of this Agreement, of any reason why it will not be able to obtain the Specified Regulatory Approvals to complete the transactions contemplated by this Agreement. FNB will diligently prepare and prosecute all applications for the Specified Regulatory Approvals.

Section 2.7     Brokers. No broker, investment banker or other Person is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of FNB or any of its Affiliates.

Section 2.8     Due Diligence. FNB acknowledges that it has been afforded the opportunity to perform such examination of CCSB as it deemed necessary including, but not limited to, a review of the accounting practices and policies of CCSB. FNB’s performance of due diligence shall not be construed to limit the obligations, representations and warranties of UB or CCSB in this Agreement. Acknowledging that FNB has only performed limited due diligence prior to execution of this Agreement, FNB confirms to its Knowledge that FNB is not aware of any breach by UB and/or CCSB of the representations and warranties contained in Article III as of the date of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF UB AND CCSB

Except as set forth in the letter dated the date hereof and delivered on the date hereof by UB to FNB (the “CCSB Letter”), (each section of which qualifies the correspondingly numbered representation and warranty in this Article III) and such other representations and warranties in this Article III to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation and warranty reasonably apparent), UB and CCSB, jointly and severally, represent and warrant to FNB as follows:

Section 3.1     Organization, Standing and Power. UB is a corporation duly organized, validly existing and in good standing under the laws of the State of South Dakota and has the requisite corporate power and authority to carry on its business as now being conducted. CCSB is a bank duly organized, validly existing and in good standing under the laws of the State of Iowa and has the requisite corporate power and authority to carry on its business as now being conducted.

Section 3.2     Capital Structure.

(a)     The authorized capital stock of CCSB consists of twenty-eight (28) shares of common stock, par value $173,214.28 per share, all of which shares (designated herein as the “CCSB Stock”) were issued and outstanding as of the date of this Agreement. All of the CCSB Stock is validly issued, fully paid and nonassessable and free of preemptive rights. There are no stock option, equity, incentive or similar benefit plans of CCSB or its Affiliates under which any securities of CCSB are issuable. Except as set forth above, no shares of capital stock or other voting securities of CCSB are issued, reserved for issuance or outstanding, and there are no options, warrants, calls, rights, puts or Contracts to which CCSB or any of its Affiliates is a party or by which CCSB or any of its Affiliates is bound obligating CCSB or any of its Affiliates to issue, deliver, sell or redeem or otherwise acquire, or cause to be issued, delivered, sold or redeemed or otherwise acquired, any shares of capital stock (or other voting securities or equity equivalents) of CCSB or obligating CCSB to grant, extend or enter into any such option, warrant, call, right, put or Contract. CCSB does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of CCSB on any matter. There are no Contracts to which CCSB, any of its Affiliates or any of their respective officers or directors is a party concerning the voting of any capital stock of CCSB.

(b)     UB is the record holder and beneficial owner of the CCSB Stock free and clear of any Liens.

(c)     CCSB does not own, directly or indirectly, any Subsidiary and CCSB does not (i) own, of record or beneficially, more than two percent (2%) of the outstanding voting securities or other equity interests in any Person, (ii) have the power to direct or cause the direction of the management and policies of any Person, whether through the ownership of voting securities, by contract or otherwise, or (iii) have any right or obligation to acquire any equity interest in or to make a capital contribution to any Person.

Section 3.3     Authority.

(a)     On or prior to the date of this Agreement, the CCSB Board has unanimously (i) determined that this Agreement and the transactions contemplated hereby are advisable and fair to and in the best interests of CCSB and UB as its sole stockholder, and (ii) approved this Agreement and the transactions contemplated hereby in accordance with the CCSB Articles and the CCSB Bylaws. CCSB has all requisite corporate power and authority to enter into this Agreement and, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by CCSB and the consummation by CCSB of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of CCSB.

(b)     On or prior to the date of this Agreement, the UB Board has unanimously (i) determined that this Agreement and the transactions contemplated thereby are advisable and fair to and in the best interests of UB and its stockholder, and (ii) approved this Agreement and the transactions contemplated thereby in accordance with the UB Articles and the UB Bylaws. UB has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement by UB and the consummation by UB of the transactions contemplated thereby have been duly authorized by all necessary corporate action on the part of UB.

(c)     This Agreement has been duly executed and delivered by CCSB and UB and, assuming the valid authorization, execution and delivery of this Agreement by FNB and the validity and binding effect of this Agreement on FNB, this Agreement constitutes the valid and binding obligations of CCSB and UB enforceable against CCSB and UB in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer, or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at Law).

(d)     CCSB has delivered or made available to FNB complete and correct copies of the CCSB Articles and the CCSB Bylaws and the UB Articles and the UB Bylaws.

Section 3.4     Consents and Approvals; No Violation. Assuming that all consents, approvals, authorizations and other actions described in this Section 3.4 have been obtained and all filings and obligations described in this Section 3.4 have been made, except as set forth in Section 3.4 of the CCSB Letter, the execution and delivery of this Agreement by UB and CCSB does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof by UB and CCSB will not, result in any violation of, or default (with or without notice or lapse of time, or both) under, or give to others a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien upon any of the properties or assets of UB or CCSB under, or result in the loss of a benefit under, any provision of (i) the CCSB Articles or the CCSB Bylaws, (ii) the UB Articles or the UB Bylaws, (iii) any UB or CCSB Contract, or (iv) any Order or Law applicable to UB or CCSB or any of their properties or assets, other than, in the case of clause (ii) and (iii), any such violations, defaults, rights or Liens that would not, individually or in the aggregate, have a Material Adverse Effect on UB or CCSB or materially impair the ability of UB or CCSB to perform their obligations hereunder or thereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to UB or CCSB in connection with the execution and delivery of this Agreement by UB or CCSB or is necessary for the consummation by UB or CCSB of the transactions contemplated by this Agreement, except for (i) the Specified Regulatory Approvals, and (ii) such other consents, Orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on UB or CCSB or materially impair the ability of UB or CCSB to perform their obligations hereunder or prevent or materially delay the consummation of any of the transactions contemplated hereby by UB or CCSB.

Section 3.5     Financial Statements.

(a)     CCSB has made available to FNB true, accurate and complete copies of: (i) its Call Report as of September 30, 2017 and March 31, 2018, (ii) its Call Reports for each of the years ended December 31, 2017 and 2016, and (iii) its unaudited financial statements for each of the years ended December 31, 2017 and 2016 (collectively, the “CCSB Financial Statements”). Except as disclosed in Section 3.5 of the CCSB Letter, the CCSB Financial Statements complied as to form in all material respects with applicable accounting requirements and were prepared in accordance with US generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved. The CCSB Financial Statements fairly present in all material respects the consolidated financial position of CCSB as of the respective dates thereof and the results of its operations, cash flows and shareholder’s equity for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein) and are complete, correct, represent bona fide transactions and have been prepared from the books and records of CCSB. Since December 31, 2017, CCSB has not incurred any material liability other than in the ordinary course of business consistent with past practice. Except as required by GAAP, CCSB has not, between January 1, 2015 and the date hereof, made or adopted any change in its accounting methods, practices or policies in effect on January 1, 2015.

(b)     CCSB has established and maintains a system of internal control over financial reporting sufficient to provide reasonable assurance (i) that CCSB maintains records that, in reasonable detail, accurately and fairly reflect the respective transactions and dispositions of assets of CCSB, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are being made only in accordance with authorizations of management and the CCSB Board and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of CCSB’s assets that could have a material effect on CCSB’s financial statements.

Section 3.6     Certain Changes or Events; No Undisclosed Liabilities.

(a)     Except as disclosed in Section 3.6(a) of the CCSB Letter, since December 31, 2017 (i) CCSB has conducted its business, in all material respects, in the ordinary course consistent with past practice, (ii) CCSB has not sustained any material loss or interference with its business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance), and (iii) there has been no event, occurrence, fact, condition, effect, change or development which, individually or in the aggregate, has had or would reasonably be expected to have, a Material Adverse Effect on CCSB.

(b)     Except as set forth in Section 3.6(b) of the CCSB Letter, CCSB does not have any debts, liabilities, commitments or obligations of any nature (whether accrued or fixed, absolute or contingent, matured or unmatured, direct or indirect, known or unknown, asserted or unasserted), except (i) liabilities, commitments and obligations reflected or reserved against in the balance sheet of CCSB dated December 31, 2017 (or described in the notes thereto), (ii) liabilities, commitments and obligations incurred since December 31, 2017 in the ordinary course of business consistent with past practice, and (iii) liabilities, commitments and obligations incurred in connection with this Agreement or the transactions contemplated hereby.

Section 3.7     Permits and Compliance. CCSB is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for CCSB to own, lease and operate its properties or to carry on its business as it is now being conducted (the “CCSB Permits”) and no suspension or cancellation of any of the CCSB Permits is pending or, to the Knowledge of CCSB, threatened, except where the failure to possess a CCSB Permit, or the suspension or cancellation of a CCSB Permit, would not, individually or in the aggregate, have a Material Adverse Effect on CCSB. Since January 1, 2015, CCSB has not been in violation of (i) the CCSB Articles or the CCSB Bylaws, (ii) any applicable Law, (iii) any CCSB Permit, (iv) any Order, (v) any bank regulatory Law or other material bank compliance Law or bank safety and soundness regulatory Law, except where such violation would not, individually or in the aggregate, have a Material Adverse Effect on CCSB. Since January 1, 2015, no written notice of any such violation or non-compliance has been received by CCSB or UB.

Section 3.8     Tax Matters. Except as set forth in Section 3.8 of the CCSB Letter: (i) all material Taxes (whether or not shown on any Tax Return) for which CCSB may be liable have been timely paid; (ii) all Tax Returns required to have been filed by or with respect to CCSB have been timely filed, and all such Tax Returns are complete and accurate and disclose all Taxes required to be paid by or with respect to CCSB for the periods covered thereby;; (iii) no extension of time within which to file any such Tax Return is in effect; (iv) no waiver of any statute of limitations relating to Taxes for which CCSB may be liable is in effect, and no written request for such a waiver is outstanding; (v) Section 3.8 of the CCSB Letter sets forth a schedule of the Tax Returns referred to in clause (ii) for the tax periods ended on or after December 31, 2013 relating to income Taxes that have been audited and indicates those Tax Returns that currently are the subject of audit; (vi) there is no Action pending or proposed or threatened in writing with respect to Taxes for which CCSB or any Affiliate may be liable; (vii) no claim has been, in the last six (6) years, made in writing by a Governmental Entity in a jurisdiction where CCSB or any Affiliate has never paid Taxes or filed Tax Returns asserting that CCSB or such Affiliate, respectively, is or may be subject to Taxes assessed by such jurisdiction; (viii) all material deficiencies asserted or assessments made as a result of any examination of the Tax Returns referred to in clause (ii) have been paid in full or otherwise finally resolved; (ix) neither CCSB nor any Affiliate will be required to include or accelerate the recognition of any material item in income, or exclude or defer any material deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case made or occurring prior to Closing; (x) no election under Section 108(i) of the Code will affect any material item of income, gain, loss or deduction of CCSB after the Closing; (xi) all Tax sharing arrangements and Tax indemnity arrangements relating to CCSB or any Affiliate (other than this Agreement) will terminate prior to the Closing Date and CCSB will not have any liability thereunder on or after the Closing Date; (xii) there are no Liens for Taxes upon the assets of CCSB except Liens relating to current Taxes not yet due; (xiii) all material Taxes which CCSB is required by Law to withhold or to collect for payment have been duly withheld and collected and have been paid to the appropriate Governmental Entity; (xiv) neither CCSB nor any Affiliate has been a member of any affiliated group of corporations (within the meaning of Section 1504(a) of the Code, but without regard to the limitations contained in Section 1504(b) of the Code) filing Tax Returns on a combined, consolidated, unitary or similar basis other than the group of which it is presently a member; (xv) neither CCSB nor any Affiliate has any liability for Taxes of another Person under Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Law), under any agreement or arrangement, as a transferee or successor, or otherwise (other than any financing agreement or arrangement not related primarily to Taxes); (xvi) with respect to each transaction in which CCSB or any Affiliate has participated that is a “reportable transaction” within the meaning of Treasury Regulation § 1.6011-4(b)(1), such participation has been properly disclosed on IRS Form 8886 (Reportable Transaction Disclosure Statement) and on any corresponding form required under state, local or other Law; (xvii) during the last three years, CCSB has not been a party to any transaction treated by the parties thereto as one to which Section 355 of the Code (or any similar provision of state, local or foreign Law) applied; (xviii) no transaction contemplated by this Agreement is subject to withholding under Section 1445 of the Code (relating to “FIRPTA”); (xix) to the Knowledge of CCSB, no real property transfer or gains Tax, sales Tax, use Tax, stamp Tax, stock transfer Tax, or other similar Tax will be imposed on the transactions contemplated by this Agreement; and (xx) there are no Tax rulings, requests for rulings, or closing agreements relating to CCSB which will materially affect CCSB's liability for Taxes for any taxable period after the Closing Date.

Section 3.9     Litigation.

(a)     There are no outstanding Orders against or involving CCSB or any of its Affiliates or, to the Knowledge of CCSB, against or involving any of the present or former directors, officers, employees or consultants, agents or stockholders of CCSB or its Affiliates as such, or any of its or their properties, assets or business or any CCSB Plan.

(b)     CCSB is not subject to any Order, agreement, memorandum of understanding, direction or similar arrangement with, or a commitment letter or similar submission to, or supervisory letter from, or adopted any board resolutions at the request of, any Governmental Body charged with the supervision or regulation of financial institutions or engaged in the insurance of deposits or otherwise involved with the supervision or regulation of CCSB.

(c)     CCSB has complied in all materials respects with all Laws and Orders which are applicable to CCSB or its assets, properties or business, including, without limitation, all consumer privacy laws, the Truth in Lending Act, the Home Owner’s Equity Protection Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act, the National Flood Insurance Act of 1968, the Flood Disaster Protection Act of 1973, the Fair Credit Reporting Act, the Homeowners Protection Act, 12 U.S.C. Section 1831d(a), the USA PATRIOT Act, the Bank Secrecy Act and the Community Reinvestment Act (and, with respect to the Community Reinvestment Act, currently has rating of “Satisfactory” or better).

(d)     There are no Actions pending or, to the Knowledge of CCSB, threatened against or involving CCSB or its Affiliates or, to the Knowledge of CCSB, any of its or their present or former directors, officers, employees or consultants, agents or stockholders as such, or any of its or their properties, assets or business or any CCSB Plan (a) that would, individually or in the aggregate, have a Material Adverse Effect on CCSB or materially impair the ability of CCSB to perform its obligations hereunder or prevent or materially delay the consummation of the transactions contemplated hereby or (b) relating to the transactions contemplated by this Agreement.

(e)     To the Knowledge of CCSB, CCSB is not the subject of any audit or investigation by any Government Entity other than routine bank examinations in the ordinary course of business.

Section 3.10     Certain Agreements.

(a)     Except as set forth in Section 3.10(a) of the CCSB Letter, CCSB is not a party to or bound by:

(i)     any Contract which would be considered a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Exchange Act of 1934);

(ii)     any Contract which purports to limit or restrict the manner or localities in which CCSB may conduct business or the types or lines of business in which it may engage, or any Contract which obligates CCSB to extend most-favored nation pricing or other rights to any Person, or any Contract imposing exclusivity obligations on CCSB or imposing obligations on CCSB with respect to non-solicitation provisions;

(iii)     any Contract which requires any payment by CCSB in excess of $50,000 in any year or which requires any payment to CCSB in excess of $100,000 in any year, in each case other than extensions of credit made by CCSB; and, with respect to each such Contract, CCSB’s good faith estimate of the breakage costs;

(iv)     any Contract relating to the purchase, sale, lease, remodeling or refurbishing of real property;

(v)     any Contract the primary purpose of which is to provide for the indemnification or guaranty of the obligations of any Person by CCSB;

(vi)     any Contract with any current or former employee of CCSB or with any Related Person involving aggregate payments to or from CCSB in excess of $100,000;

(vii)     since January 1, 2015, any Contract relating to the acquisition or disposition of any business (whether by merger, sale or purchase of stock or assets or otherwise);

(viii)     any settlement Contract which affects the current or future conduct of CCSB’s business or under which future payments are required to be made by CCSB;

(ix)     any Contract which provides for, or relates to, the incurrence by CCSB of indebtedness for or the guaranty of borrowed money (including any interest rate or non-U.S. currency swap, cap, collar, hedge or insurance agreements, commodity swaps or options, forwards, or futures or derivatives or futures on such agreements, or other similar agreements for the purpose of managing the interest rate and/or non-U.S. exchange risk associated with its financing), other than deposit account arrangements (other than deposit arrangements characterized as brokered deposits under applicable FDIC regulations) and ordinary course trade payables and accrued expenses;

(x)     any joint venture, partnership, limited liability company or other similar agreements or arrangements relating to the formation, creation, operation, management or control of any partnership or joint venture material to CCSB;

(xi)     any Contract with a Governmental Entity;

(xii)     any Contract pursuant to which CCSB is obligated to repurchase any loan agreement, note or borrowing arrangement; or

(xiii)     any other Contract that is material to the business, assets, liabilities, financial condition or results of operations of CCSB.

(b)     CCSB has previously made available to FNB complete and correct copies of each Contract of the type described in this Section 3.10 which was entered into prior to the date hereof. All Contracts of the type described in this Section 3.10 shall be referred to as “CCSB Contracts” regardless of whether they were entered into before or after the date hereof. Section 3.10(b) of the CCSB Letter lists the consent or approval of each counterparty to a CCSB Contract which is required in connection with the execution of this Agreement by CCSB or the consummation of the transaction contemplated hereby.

(c)     All of CCSB Contracts are valid and in full force and effect (except those which are canceled, rescinded or terminated after the date hereof in accordance with their terms), except where the failure to be in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect on CCSB. No Person is challenging the validity or enforceability of any CCSB Contract. CCSB and, to the Knowledge of CCSB, none of the other parties thereto, is in breach of any provision of, or committed or failed to perform any act which (with or without notice or lapse of time or both) would constitute a default under the provisions of, any CCSB Contract.

Section 3.11     ERISA.

(a)     Section 3.11(a) of the CCSB Letter sets forth an accurate and complete list of (i) all “employee benefit plans” (within the meaning of Section 3(3) of ERISA) and (ii) any other material employee benefit plan, program, payroll practice, policy, employment-related Contract, trust, understanding or arrangement of any kind, whether written or oral, including any pension, retirement, profit-sharing, thrift, deferred compensation, severance, change in control, retention, incentive, equity or equity-based compensation, performance, bonus, vacation or holiday pay, sick pay, sick leave, hospitalization or other medical, disability, life, accident or other insurance, or other welfare, retiree welfare or benefit plan, to which either CCSB maintains, sponsors, contributes to, participates in or pursuant to which it may be required to make any payment at any time for the benefit of any current or former employee, officer or director (or their beneficiaries), or with respect to which CCSB has any current or contingent liability or obligation (“CCSB Plans”). For purposes of this Agreement, “ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such Person pursuant to Section 414(b), (c), (m) or (o) of the Code and the rules and regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the rules and regulations promulgated thereunder.

(b)     With respect to each material CCSB Plan, to the extent applicable, CCSB has made available or delivered to FNB a true and correct copy of (i) the three (3) most recent annual reports (Form 5500) filed with the United States Department of Labor and audited schedules, (ii) the three (3) most recent actuarial reports, (iii) each such CCSB Plan that has been reduced to writing and all amendments thereto, (iv) each trust, insurance or administrative Contract relating to each such CCSB Plan, (v) a written summary of each unwritten CCSB Plan, (vi) the most recent summary plan description and summary of material modifications or other written explanation of each CCSB Plan provided to participants or beneficiaries, (vii) the most recent determination letter or opinion letter issued by the IRS with respect to any CCSB Plan intended to be qualified under Section 401(a) of the Code and (viii) all correspondence with the IRS, the Department of Labor, the SEC or Pension Benefit Guaranty Corporation or any other Governmental Entity relating to any outstanding controversy, investigation or audit. CCSB represents and warrants that neither CCSB nor any ERISA Affiliate sponsors or participates in, or in the past six (6) years has participated in, a “multiple employer plan” within the meaning of Section 413(c) of the Code or any plan that is subject to the minimum funding standards of Section 412 or 4971 of the Code or Section 302 of ERISA or to Title IV of ERISA. Each CCSB Plan complies, and has been operated and administered to comply, in all material respects, with its terms and the Employee Retirement Income Security Act of 1974 (“ERISA”), the Code and any other applicable Law. There are no actions, suits or claims (other than routine claims for benefits) pending or, to CCSB’s Knowledge, threatened involving any CCSB Plan or the assets of any CCSB Plan.

(c)     All contributions or payments required to be made to each CCSB Plan have been timely made in all material respects and all obligations in respect of each CCSB Plan have been properly accrued and reflected on CCSB’s financial statements.

(d)     Except as set forth in Section 3.11(d) of the CCSB Letter, neither CCSB nor any of its ERISA Affiliates currently maintains, contributes to or has any liability under or, at any time in the past six (6) years has maintained, contributed to or had any liability under, a “multiemployer plan” (as defined in Section 3(37) of ERISA).

(e)     With respect to the CCSB Plans, no event or set of circumstances has occurred and, to CCSB’s Knowledge, there exists no condition or set of circumstances in connection with which CCSB or any CCSB Plan fiduciary could be subject to any liability under the terms of such CCSB Plans, ERISA, the Code or any other applicable Law. Each CCSB Plan, if any, that is intended by its terms to be, or is otherwise treated by CCSB as, qualified under Section 401(a) of the Code has been the subject of a favorable determination letter from the IRS or with respect to a prototype plan, can rely on an opinion letter from the IRS to the prototype sponsor, to the effect that such CCSB Plan is so qualified, and that such CCSB Plan and the trust related thereto are exempt from federal income Taxes under Section 401(a) and 501(a), respectively, of the Code. To CCSB’s Knowledge, no event has occurred relating to any such CCSB Plan that would adversely affect its qualification. Each of the CCSB Plans is subject only to the Laws of the United States or a political subdivision thereof.

(f)     CCSB does not have any liability or obligation under any CCSB Plan or otherwise to provide post-employment or retiree benefits to or in respect of any former employee or any other Person other than as specifically required by Section 4980B of the Code, Part 6 of ERISA or other applicable Law (“COBRA”). CCSB does not have any liability of any kind whatsoever, whether known or unknown, direct, indirect, contingent or otherwise, on account of a violation of the health care requirements of Section 4980B or 4980D of the Code or Part 6 or 7 of Subtitle B of Title I of ERISA. With respect to any CCSB Plan that is an employee welfare benefit plan, no such CCSB Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code).

(g)     To CCSB’s Knowledge, there are no nonexempt prohibited transactions within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to any CCSB Plan that has occurred that would give rise to material liability on the part of CCSB, any officer of CCSB or any of the CCSB Plans under Section 502(i) of ERISA or Section 4975 of the Code or otherwise and, to the CCSB’s Knowledge, no breaches of fiduciary duty have occurred with respect to any CCSB Plan which may give rise to material liability on the part of CCSB under Sections 409 or 502(l) of ERISA or otherwise.

(h)     With respect to each CCSB Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such CCSB Plan is in compliance, in all material respects, with, and (ii) such CCSB Plan has been operated in all material respects in compliance with Section 409A of the Code, the regulations promulgated thereunder and all applicable guidance thereunder. Neither CCSB nor any of its Subsidiaries has any obligation to provide any gross-up payment to any individual with respect to any Tax obligation under Section 409A of the Code.

(i)     No amount that could be received, whether in cash or property or the vesting of property, as a result of any transaction contemplated hereby by any employee, officer or director of CCSB or any of its Affiliates who is a “disqualified individual,” as such term is defined in Treasury Regulation Section 1.280G-1, under any CCSB Plan, either alone or together with any other event, could be characterized as an “excess parachute payment,” as defined in Section 280G of the Code, or would constitute an “excess parachute payment” if such amount were subject to the provisions of Section 280G of the Code. No Person is entitled to a gross-up payment from CCSB or any of its Subsidiaries as a result of the imposition of a Tax under Section 4999 of the Code.

(j)     Except as set forth in Section 3.11(j) of the CCSB Letter, the execution, delivery and performance by CCSB of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof (whether alone or in connection with any subsequent other event(s)) will not, (i) entitle any employee, officer or director of CCSB to any severance, transaction bonus, change in control, retention or other payment pursuant to any CCSB Plan, (ii) accelerate the time of payment or vesting or trigger any payment or funding, through a grantor trust or otherwise, of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any CCSB Plan or (iii) result in any breach or violation of, or a default under, any CCSB Plan.

(k)     CCSB at all times reserved the right and power to terminate, suspend, discontinue and amend all CCSB Plans, including all welfare plans that provide benefits to any retiree or other former employee, and such right and power have been appropriately and satisfactorily communicated to all employees and participants.

(l)     All CCSB Plans sponsored by UB or other ERISA Affiliate (a “UB Plan”) in which CCSB employees or directors participate shall remain with UB or other ERISA Affiliate or be terminated prior to the Closing. In any event no CCSB employee shall participate in a UB Plan at or after the Closing, and UB and any other applicable ERISA Affiliate shall retain sole responsibility and any liability for such UB Plans.

Section 3.12     Compliance with Worker Safety and Environmental Laws. To the Knowledge of CCSB, the properties (including, without limitation, OREO), assets and operations of CCSB are in material compliance with all applicable federal, state, local and foreign Laws, rules and regulations, Orders, permits and licenses relating to public and worker health and safety (collectively, “Worker Safety Laws”) and the protection and clean-up of the environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation or release of hazardous materials (collectively, “Environmental Laws”). To the Knowledge of CCSB, with respect to such properties, assets and operations, including any previously owned, leased or operated properties, assets or operations, there are no events, conditions, circumstances, activities, practices, incidents, actions or plans of CCSB that may materially interfere with or prevent material compliance or continued compliance with applicable Worker Safety Laws and Environmental Laws. To the Knowledge of CCSB, no real estate collateral securing any CCSB Loan is in violation of any Worker Safety Laws or Environmental Laws.

Section 3.13     Labor Matters. CCSB is not a party to, bound by, or subject to any collective bargaining agreement or any similar Contract, work rules or practices with any labor union or similar organization. There are no pending or, to the Knowledge of CCSB, threatened, and there have not been at any time in the previous two (2) years, any labor strikes, disputes, slowdowns, stoppages or union organizing efforts. CCSB is in material compliance with all applicable Laws pertaining to employment and employment practices, terms and conditions of employment, employment classification, wages and hours of work (including all state and federal requirements regarding compensation for time worked, maximum hours of work, child labor restrictions, overtime, meal and rest periods, proper payment of bonuses and commissions, compliant record-keeping practices and timely payment of wages), discrimination in employment, affirmative action obligations, equal employment opportunity, immigration and work authorization, leaves, reasonable accommodations, whistleblower, facility closures and layoffs (including the WARN Act), occupational safety and health, workers’ compensation, unemployment compensation, confidentiality, labor relations and collective bargaining, and is not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing. There are no Actions against CCSB pending, or to the Knowledge of CCSB, threatened to be brought or filed, by or with any Governmental Entity or arbitrator in connection with the employment of any current or former employee of CCSB, including, without limitation, any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, employment classification or any other employment related matter arising under applicable Laws. To CCSB’s Knowledge, the employment of any terminated former employee of CCSB has been terminated in material compliance with any applicable Contract terms and Laws, and CCSB has no liability under any such Contract or Laws toward any such terminated employee.

Section 3.14     Intellectual Property.

(a)     CCSB owns or has a valid right to use all patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing, trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property Rights”), as are necessary to conduct the business of CCSB as currently conducted, except where such failure to own or have a valid right to use would not, individually or in the aggregate, have a Material Adverse Effect on CCSB. To the Knowledge of CCSB, CCSB has not infringed, misappropriated or violated in any material respect any Intellectual Property Rights of any Person. To the Knowledge of CCSB, no Person infringes, misappropriates or violates, in any material respect, any Intellectual Property Rights owned or exclusively licensed by or to CCSB.

(b)     As of the date of this Agreement, there are no Actions pending or, to the Knowledge of CCSB, threatened that challenge or question the Intellectual Property Rights of CCSB.

Section 3.15     Properties and Assets.

(a)     Section 3.15(a) of the CCSB Letter contains a description of each real property owned by CCSB (including OREO), showing the record title holder, permanent index (tax) number and common addresses (the “Owned Properties”).

(b)     The Owned Properties and the properties leased by CCSB pursuant to the Contracts set forth in paragraph (iv) of Section 3.10(a) of the CCSB Letter constitute all of the real estate on which CCSB maintain its facilities or conduct its business or otherwise own.

(c)     Section 3.15(c) of the CCSB Letter contains a description of all material tangible assets (other than real estate) owned by CCSB and that were obtained, directly or indirectly, pursuant to any enforcement of any Liens or the exercise of any other rights or remedies of CCSB under any CCSB Loan.

(d)     CCSB has good and marketable title to or, in the case of leased property and leased tangible assets, a valid leasehold interest in, all of CCSB’s real properties and other material tangible assets, free and clear of all Liens, except those Liens for Taxes not yet due and payable and such other Liens or minor imperfections of title, if any, that do not materially detract from the value or materially interfere with the present use of the affected property or asset. Such properties and assets, together with all properties and assets held by CCSB under leases or licenses and all Intellectual Property Rights held by CCSB include all tangible and intangible property, assets, Contracts and rights necessary or required for the operation of the business of CCSB as presently conducted.

Section 3.16     CCSB Loans.

(a)     CCSB has made available to FNB true and correct copies of each loan agreement, note or borrowing arrangement, including portions of outstanding lines of credit, loan commitments and any other contingent exposures (such as letters of credit), on CCSB’s books and records (collectively, the “CCSB Loans”). Each CCSB Loan (i) was made and has been serviced in accordance with CCSB’s lending standards, policies and procedures (subject to customary exceptions) in the ordinary course of business in all material respects; (ii) is evidenced by appropriate and sufficient documentation; (iii) to the extent underwritten as secured, has been secured by valid Liens which have been perfected and provide CCSB with its anticipated priority as a secured lender; and (iv) constitutes, to the Knowledge of CCSB, the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms in all material respects (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles) and is in full force and effect. CCSB has previously made available to FNB complete and correct copies of its lending policies. The loan agreements and lending policies of CCSB are in compliance in all material respects with all applicable Laws. Each CCSB Loan has been solicited and originated, and is currently serviced, in accordance in all material respects with all applicable Laws. Notwithstanding the foregoing, no representation contained in this Section 3.16 shall be construed as a guarantee of the collectability of the CCSB Loans, the sufficiency of the collateral securing any CCSB Loan, or the realizable value of any of CCSB’s assets.

(b)     Section 3.16(b) of the CCSB Letter discloses as of December 31, 2017: (i) any CCSB Loan under the terms of which the obligor is more than 30 days delinquent in payment of principal or interest, or to the Knowledge of CCSB, in default of any other provision thereof (each a “Delinquent Loan”); (ii) each CCSB Loan which has been classified as “other loans specially mentioned,” “classified,” “criticized,” “substandard,” “doubtful,” “credit risk assets,” “watch list assets” or “loss” (or words of similar import) by CCSB or any Governmental Entity (the “Classified Loans”); (iii) a listing of the real estate owned, acquired by foreclosure or by deed-in-lieu thereof or in the process of being so acquired, including the book value thereof (the “OREO”); (iv) each item of personal property acquired from CCSB Loan customers; and (v) each CCSB Loan with any Related Person. All CCSB Loans which are classified as loans to insiders under Regulation O have been made by CCSB in an arms-length manner made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons and do not involve more than normal risk of collectability or present other unfavorable features in comparison to CCSB’s other loans, and are otherwise in compliance with the requirements of Regulation O.

(c)     CCSB shall promptly after the end of each month after the date hereof and immediately prior to Closing notify FNB in a written report of the amount of Delinquent Loans and CCSB Loans subject to each type of classification of the Classified Loans as of the end of such month.

(d)     Set forth on Section 3.16(d) of the CCSB Letter is a complete and accurate list, as of December 31, 2017, of all CCSB Loans which are subject to any purchased or sold participation or any similar Contract, including a description of each such participation or Contract, and all Contracts relating thereto have been made available to FNB (collectively, the “Participation Contracts”).

(e)     Set forth on Section 3.16(e) of the CCSB Letter is a complete and accurate list, as of December 31, 2017, of all CCSB Loans which are not serviced by CCSB, including a description of each Contract relating to such servicing (collectively, the “Servicing Contracts”).

(f)     CCSB has made available to FNB true and correct copies of the loan files related to CCSB Loans. Such files contain, in all material respects, all of the documents and instruments relating to CCSB Loans.

(g)     All payments made on CCSB Loans have been and will be properly credited to the respective CCSB Loan.

(h)     The allowances for loan losses reflected in the CCSB Financial Statements were prepared in accordance with the requirements of GAAP, consistently applied with CCSB’s past practices and applicable regulatory requirements and, to the Knowledge of CCSB, adequately provide, in all material respects, for possible losses on loans (including accrued interest receivable) and credit commitments (including stand-by letters of credit) outstanding as of the respective dates of such CCSB Financial Statements. All charge-offs, write-downs and valuations of other real estate owned reflected in such CCSB Financial Statements were established in accordance with the requirements of GAAP, consistently applied with CCSB’s past practices and applicable regulatory requirements, and properly reflect the loss incurred on CCSB Loans (including accrual interest receivable) outstanding as of the respective dates of such CCSB Financial Statements. The representations made in this Section 3.16(h) do not constitute a guaranty of collectability of a CCSB Loan or as to the sufficiency of collateral securing any CCSB Loan.

(i)     As to each CCSB Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration (“USSBA”) or any other Governmental Entity, to the Knowledge of CCSB, such guaranty is in full force and effect, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any breach, default or forfeiture of rights under such guaranty, or require the consent, approval, or act of, or the making of any filing with, any Governmental Entity. Section 3.16(i) of the CCSB Letter sets forth any material exceptions to USSBA requirements of any such CCSB Loan, and the most recent USSBA report with respect to CCSB Loans in liquidation status.

Section 3.17     Deposits.

(a)     CCSB has made available to FNB a true and correct list, as of December 31, 2017 of all CCSB deposits (the “CCSB Deposits”).

(b)     CCSB Deposits were solicited, opened, extended or made and have been maintained and currently exist in compliance, in all material respects, with all applicable requirements of Laws.

(c)     The agreements relating to CCSB Deposits are in compliance, in all material respects, with all applicable Laws.

(d)     CCSB Deposits are insured by the FDIC in accordance with the Federal Deposit Insurance Act to the fullest extent permitted by Law. To the Knowledge of CCSB, there is no action by the FDIC to terminate CCSB’s deposit insurance. CCSB has paid all premiums and assessments and has duly, timely and accurately filed all reports required to be paid or filed by it with the FDIC or any other applicable bank regulatory authority.

(e)     Except as set forth in Section 3.17(e) of the CCSB Letter, none of the CCSB Deposits are subject to or were acquired through the Certificate of Deposit Account Registry Service ("CDARS Deposits") or similar pass-through FDIC insured product.

(f)     Except as set forth in Section 3.17(f) of the CCSB Letter, CCSB has posted debit card transactions, including point of sale and ATM transactions, checks and any other form of transfer to the accounts of its customers in chronological or "real time" order as the transactions were presented to CCSB and such posting order has been used by CCSB since no later than January 1, 2015 or as otherwise qualified by Section 3.17(f) of the CCSB Letter.

Section 3.18     Investment Portfolio.

(a)     CCSB has made available to FNB a true and complete list as of December 31, 2017, of all investments owned by CCSB (the “Investments”), including (a) the fair market value of each such investment as passed upon by an independent third-party valuation agency, (b) the rating, if any, of each such investment as passed upon by the ratings agency of Standard & Poor’s or Moody’s Investor Service.

(b)     Except as set forth in Section 3.18(b) of the CCSB Letter, CCSB Bank owns the Investments free and clear of any Lien.

(c)     CCSB shall promptly after the end of each month after the date hereof and immediately prior to Closing deliver to FNB a notice setting forth any change to Section 3.18(a) or Section 3.18(b) of the CCSB Letter during the immediately preceding month.

Section 3.19     Interest Rate Risk Management Instruments. Except as set forth in Section 3.19 of the CCSB Letter, CCSB has not entered into or is subject to any interest rate swaps, caps, floors, option agreements or other interest rate risk management arrangements or any other derivative instruments, including without limitation, currency, commodity, futures and options (collectively, “Interest Rate Instruments”), whether entered into for the account of CCSB or for the account of any customer of CCSB. All such Interest Rate Instruments have been entered into in material compliance with applicable Law. All Interest Rate Instruments are set forth in Section 3.19 of the CCSB Letter.

Section 3.20     Other Activities.

(a)     Neither CCSB, or to the Knowledge of CCSB, any of its current or former directors, officers or employees serves or has served in a fiduciary capacity, including as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, with respect to any account held by CCSB.

(b)     With respect to all agreements pursuant to which CCSB has purchased securities subject to an agreement to repurchase by the seller, if any, CCSB has a valid, perfected first Lien or security interest in the government securities or other collateral securing the repurchase agreement and, as of the date hereof, the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c)     CCSB is not a party to any agreement with any individual or group regarding the Community Reinvestment Act (12 U.S.C. 2901 et. seq.) and CCSB is not aware of, and CCSB has not been advised of, or has any reason to believe that any facts or circumstances exist, which would cause CCSB: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the federal Bank Secrecy Act, as amended, and its implementing regulations (31 C.F.R. Part 103), the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, and the regulations promulgated thereunder (the “USA PATRIOT Act”), any sanctions regimes administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), or any other applicable anti-money laundering statute, rule or regulation; or (iii) to be deemed not to be in satisfactory compliance with the applicable data privacy, safeguarding, and breach notice requirements for customer information requirements contained in any federal and state privacy laws and regulations, including in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by CCSB pursuant to 12 C.F.R. Part 364. Furthermore, the CCSB Board has adopted and CCSB has implemented (i) an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Entity and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act, (ii) an OFAC sanctions compliance program, and (iii) a data privacy and safeguarding program under applicable federal requirements.

(d)     Except as set forth in Section 3.20(d) of the CCSB Letter, none of CCSB nor any of its directors, officers or employees is required to be registered, licensed or authorized under any applicable Laws or industry requirements as an investment adviser, a broker or dealer, an insurance or mortgage agent, agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, a sales person, a real-estate agent or in any similar capacity with a Governmental Entity or industry regulator.

Section 3.21     Transactions with Affiliates. Except as set forth in Section 3.16(d) of the CCSB Letter, there are no outstanding loan amounts payable to or receivable from, or advances by CCSB to, and CCSB is not otherwise a creditor or debtor to, any Related Person or employee of CCSB, other than as part of the normal and customary terms of such persons’ employment or service as a director with CCSB. All Contracts between CCSB and any of its Affiliates, or any Related Persons or any employees, comply, to the extent applicable, with Regulation O.

Section 3.22     Approvals. To the Knowledge of CCSB, there is no reason relating to CCSB or any of its Affiliates why the Specified Regulatory Approvals shall not be obtained in a prompt and timely manner.

Section 3.23     Insurance. CCSB has made available to FNB prior to the date of this Agreement copies of all insurance policies which are maintained by CCSB which names CCSB as an insured (or loss payee), including those which pertain to CCSB’s assets, employees or operations. All such insurance policies are in full force and effect and all premiums due thereunder have been paid. CCSB has not received notice of cancellation or default under any such policy or notice of any pending or threatened termination or cancellation, coverage limitation or reduction or material premium increase with respect to any such policy. CCSB is not in breach of, or default under, any such insurance policy. There is no material claim by CCSB pending under any such insurance policy covering the assets, business, equipment, properties, operations, employees, officers or directors of CCSB or any of its Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such policies. CCSB has given all required notices under each such policy to the applicable underwriter (or underwriter’s representative).

Section 3.24     Brokers. No broker, investment banker or other Person, other than Hovde Group, LLC (“Hovde”), the fees and expenses of which will be paid by UB, is entitled to any broker’s, finder’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of CCSB or UB or any of their Affiliates.

Section 3.25     Environmental Matters. CCSB is in compliance in all material respects, and has been in compliance in all material respects since January 1, 2015, with any Law or Order relating to (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, order, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could be reasonably expected to result in the imposition, on CCSB of any liability or obligation arising under any environmental Law, pending or, or to the Knowledge of CCSB, threatened against CCSB, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CCSB. To the Knowledge of CCSB, there is not reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on CCSB.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1     Conduct of Business. Except as expressly permitted by clauses (i) through (xxix) of this Section 4.1, during the period from the date of this Agreement through the Closing Date, CCSB shall, and UB shall cause CCSB to, conduct its business in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact its current business organization, keep available the services of its current officers and employees and use commercially reasonable efforts to preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall be unimpaired at the Closing Date. Without limiting the generality of the foregoing, and except as otherwise expressly contemplated by this Agreement or as set forth in Section 4.1 of the CCSB Letter, CCSB shall not, and UB shall cause CCSB to not, without the prior written consent of FNB:

(i)     (A) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its stockholders in their capacity as such, except that CCSB may continue, without FNB consent, to pay (x) ordinary dividends to UB consistent with past practice and (y) dividends to UB to the extent Total Equity Capital exceeds $11,180,309.00, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (C) purchase, redeem or otherwise acquire any shares of capital stock of CCSB or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

(ii)     authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, including granting or issuing any new or additional stock appreciation rights;

(iii)     amend the CCSB Articles or the CCSB Bylaws or alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of CCSB;

(iv)     materially change its interest rate or fee pricing policies with respect to CCSB Deposits or CCSB Loans except in situations where CCSB determines doing so is reasonably necessary to help retain a customer relationship that, due to competitive market factors or the announcement of this Agreement, may not otherwise be retained subject to restrictions as outlined below in Sections 4.1(a)(v), (vi) and (vii);

(v)     amend, terminate, waive or modify any of the terms of any CCSB Loan or CCSB Deposit in excess of $250,000 except in the ordinary course of business consistent with past practice and applicable CCSB policies;

(vi)      (A) enter into any new line of business or product marketing campaign which is inconsistent with past practices with regard to pricing, (B) amend, modify or waive its lending, mortgage servicing process, investment, underwriting, risk and asset liability management, loan, personnel, risk management or other banking and operating policies, (C) make any underwriting exceptions in making or renewing any consumer loans, except as required by applicable Laws and in compliance with existing CCSB policies and procedures, (D) introduce any new loan or credit products or (E) make any of CCSB Deposits into new account CDARS Deposits;

(vii)     make or commit to make a new CCSB Loan, grant an extension of credit to any borrower (including any renewals of existing loans or additional advances on loans to existing borrowers of CCSB) or purchase a loan participation which will result in the principal balance owing to CCSB in the aggregate to exceed $750,000 or make, renew, modify or grant an extension of credit to any borrower currently carrying, or proposed to carry, a risk rating of 6 or 7; provided, however, that CCSB may make any such CCSB Loan or purchase a loan participation in the event (i) CCSB has delivered to FNB or its designated representative a notice of its intention to make such CCSB Loan or participation and such information as FNB or its designated representative shall require in respect thereof and (ii) FNB or its designated representative shall not have objected to such CCSB Loan or participation by giving written notice of such objection (email being sufficient for such notice) within two (2) Business Days following the delivery to FNB or its designated representative of the notice of intention and information as aforesaid; and provided further, that if CCSB desires to make such CCSB Loan or advance or participation despite FNB’s objection, that said CCSB Loan or participation shall be purchased by UB on or prior to the Closing Date if FNB notifies UB prior to Closing that it does not desire to accept such CCSB Loan or participation.

CCSB’s requests for FNB’s consent pursuant to this clause (vii) shall be made via email to John Linch (John.Linch@FNB247.com) and Scott Bauer (Scott.Bauer@FNB247.com). If FNB shall not object to any such request by the end of the second (2nd) Business Day following receipt of such notice and any requested information, such request shall be deemed approved by FNB. The procedure for implementing the loan review process outlined in this clause (vii) is set forth in Section 4.1 of the CCSB Letter;

(viii)     subject to clauses (iv), (v), (vi) and (vii) above, fail to make additional extensions of credit in the ordinary course of business consistent with past practices (subject to CCSB’s customary credit qualifications and underwriting practices);

(ix)     purchase or invest in any securities or other Investments other than United States Treasury securities with a maturity of two (2) years or less;

(x)     close, sell, consolidate, or relocate any of CCSB’s branches:

(xi)     make any material change, except those required to maintain integrity of the systems or to protect against cyber-attacks (the aggregate cost of which is not to exceed $100,000) in any information technology system utilized by CCSB;

(xii)     (A) acquire or agree to acquire by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any business or any corporation, limited liability company, partnership, association or other business organization or division thereof or otherwise acquire, or agree to acquire, any assets other than assets acquired in the ordinary course of business consistent with past practice and not material to CCSB, or (B) make or agree to make any new capital expenditure or expenditures which, individually, is in excess of $25,000 or, in the aggregate, are in excess of $100,000;

(xiii)     sell, transfer, lease, license (as licensor of Intellectual Property Rights of CCSB) mortgage, encumber or otherwise dispose of any of its properties or assets, other than in the ordinary course of business consistent with past practice and not material to CCSB;

(xiv)     acquire, lease (as lessee) or sell or lease (as lessor) any real property other than the disposition of OREO in the ordinary course of business consistent with past practice;

(xv)      (A) incur, assume or modify any indebtedness for borrowed money, guarantee, endorse or otherwise become liable or responsible for (whether directly, contingently or otherwise) any such indebtedness or other obligations of another Person or make any loans or advances (other than CCSB Loans) or capital contributions to, any other Person, other than borrowings by CCSB from the Federal Home Loan Bank of Des Moines with maturities not exceeding three months, in each case in the ordinary course of business consistent with past practice, (B) issue or sell any debt securities or warrants or other rights to acquire any debt securities of CCSB; (C) enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or (D) enter into any arrangement having the economic effect of any of the foregoing;

(xvi)     except as required to implement the transactions contemplated by this Agreement, pursuant to existing agreements with CCSB officers or employees, or (A) grant, increase, or accelerate the vesting or payment of, or announce or promise to grant, increase or accelerate the vesting or payment of, any compensation or benefits payable or to become payable to its directors, officers or employees, including any increase or change pursuant to any CCSB Plan, except in a manner which is consistent with CCSB’s normal and customary past practices or as required by Law or (B) or establish, adopt, enter into, amend or take action to enhance or accelerate any rights or benefits under (or promise to take any such action(s)) any agreement, plan or arrangement that would constitute a CCSB Plan if it were in existence on the date hereof, in either case except as required by Law or by any written Contract or any CCSB Plan in existence on the date hereof;

(xvii)     terminate without cause the employment of or hire any employee whose annual compensation exceeded or is reasonably expected to exceed $60,000 annually;

(xviii)     knowingly violate or knowingly fail to perform any obligation or duty imposed upon CCSB by any applicable Law;

(xix)     make or adopt any change to its (A) credit, loan or risk policies, where such change is significant in nature; (B) methodology for determining its allowance for loan and lease losses (except as may be required by any Law or any directive of any Governmental Entity); or (C) its accounting methods, practices, or policies (other than actions required to be taken by GAAP);

(xx)     make any material change in internal control over financial reporting;

(xxi)     fail to ensure that the charge-offs, write-downs and OREO and other Owned Property valuations established on CCSB’s books and records between the date hereof and the Closing Date will be established in accordance with the requirements of GAAP consistently applied with CCSB’s past practice and regulatory requirements, and will properly reflect the losses incurred on outstanding CCSB Loans (including accrual interest receivable);

(xxii)     prepare or file any Tax Return inconsistent with past practice or, on any such Tax Return, take any position, make any election or adopt any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods, except as required by Law, settle or compromise any claim relating to Taxes, enter into any closing agreement or similar agreement relating to Taxes, otherwise settle any dispute relating to Taxes, or request any ruling or similar guidance with respect to Taxes;

(xxiii)     (A) enter into, amend, modify or terminate any CCSB Contract, (B) waive, release or assign any rights under any CCSB Contract or (C) enter into, renew, or become subject to any Interest Rate Instrument whether for the account of CCSB or any of its Subsidiaries or any of their respective customers;

(xxiv)     enter into or amend any Contract (A) that would, after the Closing Date, restrict FNB or any of its Affiliates (including CCSB) with respect to engaging in any line of business or in any geographical area or (B) that contains exclusivity, most favored nation pricing or other provisions or non-solicitation provisions;

(xxv)     waive or release any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice and applicable CCSB policies or in accordance with their terms, of liabilities reflected or reserved against in the most recent CCSB interim financial statement prior to the date hereof or incurred in the ordinary course of business consistent with past practice;

(xxvi)     initiate, settle or compromise any Action;

(xxvii)      enter into any material agreement or arrangement with any Related Person;

(xxviii)     except for actions or omissions otherwise permitted by this Agreement, take any action that would reasonably be expected to, or omit to take any action where such omission would reasonably be expected to, prevent, materially delay or impede the consummation of the transactions contemplated by this Agreement; or

(xxix)     authorize, recommend, propose or announce an intention to do any of the foregoing or enter into any Contract to do any of the foregoing.

Section 4.2     No Solicitation. From the date hereof until the earlier of the Closing Date or the date on which this Agreement is terminated in accordance with the terms hereof, UB shall not, nor shall it permit any of its Affiliates to, nor shall it authorize or permit any officer, director or employee of UB or any of its Affiliates, or any financial advisor, attorney or other advisor or representative (“Representatives”) of UB or any of its Affiliates, to, directly or indirectly (i) solicit, initiate or knowingly facilitate, induce or encourage the submission of any Acquisition Proposal (as hereinafter defined) or any proposal that could reasonably be expected to lead to an Acquisition Proposal, (ii) enter into any letter of intent, agreement in principle or Contract providing for, relating to or in connection with, any Acquisition Proposal or any proposal that could reasonably be expected to lead to an Acquisition Proposal, (iii) enter into, continue or otherwise participate in any discussions or negotiations with any Third Party with respect to any Acquisition Proposal or (iv) furnish to any Third Party any information regarding CCSB or its Affiliates, or afford access to the properties, books and records of CCSB or its Affiliates, to any Third Party in connection with or in response to any Acquisition Proposal. For purposes of this Agreement, “Acquisition Proposal” means any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase from CCSB by any Third Party of any voting securities of CCSB; (B) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning any voting securities of CCSB; (C) any merger, consolidation, business combination, recapitalization or similar transaction involving CCSB; (D) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 5% of the assets (based on the fair market value thereof) of CCSB outside the ordinary course of CCSB’s business; or (E) any liquidation or dissolution of CCSB. For purposes of this Agreement, “Third Party” means any Person or group (as defined under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder) other than FNB and its Affiliates.

ARTICLE V

INDEMNIFICATION MATTERS

Section 5.1     Indemnification.

(a)     Indemnification by UB. UB and its successors and assigns (collectively, “UB Indemnitor”) agrees to indemnify and hold FNB and its Affiliates and their respective directors, officers and employees (collectively, the “FNB Indemnified Persons”) harmless from and against, and to pay and reimburse with respect to, any and all Losses (collectively, with the “claims” described in Section 5.1(b), “Indemnification Amounts”) that any FNB Indemnified Person at any time suffers or incurs, or becomes subject to, as a result of or in connection with:

(i)     the inaccuracy or breach of any representation or warranty made by CCSB or UB in Article III; or

(ii)     any breach or failure by CCSB or UB to perform any of their respective covenants or obligations contained in this Agreement.

(b)     In addition to the foregoing, and not in limitation thereof, UB Indemnitor shall indemnify the FNB Indemnified Persons and hold them harmless from and against the following:

(i)     Any and all Losses whatsoever based upon the rights as such of any shareholder or former shareholder of CCSB, which claim or right arose as of or prior to the Closing Date;

(ii)     Any and all Losses whatsoever based upon the rights as such of any employee or former employee of CCSB, which claim or right arose as of or prior to the Closing Date;

(iii)     Any and all Losses whatsoever brought by a person or entity not a party hereto and which claim is based upon any action or inaction on or before the Closing Date by, UB, CCSB or directors, officers, employees, or agents of UB or CCSB;

(iv)     Any and all Losses whatsoever not covered by clauses (i), (ii) and (iii) above, and based upon execution and delivery of this Agreement or the consummation of the transactions contemplated hereby;

(v)     Any Losses attributable to, without duplication, (A) Taxes imposed on CCSB as a result of CCSB having been a member of the UB consolidated tax return prior to the Closing Date, and (B) Taxes imposed on CCSB for any taxable period (including a partial taxable period) that ends on or before the Closing Date.

(vi)     Any and all costs, counsel fees, expenses, and liabilities incurred in connection with such Losses.

(c)     Indemnification by FNB. FNB and its successors and assigns (collectively, “FNB Indemnitor” and with UB Indemnitor, each, an “Indemnitor”) agrees to indemnify and hold UB and its Affiliates and their respective directors, officers and employees (collectively, the “UB Indemnified Persons” and with the FNB Indemnified Persons, each “Indemnified Persons”) harmless from and against, and to pay and reimburse with respect to, any and all Losses (also, “Indemnification Amounts”) that any UB Indemnified Person at any time suffers or incurs, or becomes subject to, as a result of or in connection with:

(i)     the inaccuracy or breach of any representation or warranty made by FNB in Article II; or

(ii)     any breach or failure by FNB to perform any of its covenants or obligations contained in this Agreement.

(d)     An Indemnified Person who may be entitled to be indemnified and held harmless under this Article V shall promptly notify the Indemnitor in writing of any pending or threatened claim or demand by a third party that the Indemnified Person has determined has given, or could reasonably give rise to, a claim for indemnification under this Article V (a “Third Party Claim”), describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim or demand. Upon receipt of such notice of a Third Party Claim, the Indemnitor shall have not more than fifteen (15) days in which to elect, by notice in writing to the Indemnified Person to assume, direct and control the defense of any such claim or assessment, including the exclusive right to select the attorneys who will conduct the defense; provided, however, that the Indemnified Person shall take such action as shall be necessary to prevent any such claim or assessment from becoming a final judgment, lien, or charge prior to any such election by the Indemnitor, and any such action taken by the Indemnified Person shall be at the sole expense of Indemnitor. In the event the Indemnitor shall elect to assume such defense, then (i) all decisions relating to such defense shall be made by the Indemnitor and (ii) any costs incurred by the Indemnified Person in joining in the defense of any such claim or pursuing any counterclaim shall be the responsibility of the Indemnified Person; provided, however, that the Indemnitor shall not settle any such claim or assessment without the consent thereto of the Indemnified Person, which consent shall not be unreasonably withheld. Any such election by Indemnitor to assume the defense of any such claim or assessment may be made under a reservation of its rights to contest the presumption that such claim or assessment is subject to indemnity hereunder, and the burden of establishing that such claim or assessment is not subject to the indemnity provided for herein shall, at all times, remain with Indemnitor. The Indemnified Person shall cooperate in contesting matters, which might result in claims for which the Indemnitor might become liable under this Agreement, by promptly providing or making available, at the sole expense of the Indemnitor, all documents and personnel that may be reasonably necessary in contesting such matters.

Section 5.2     Source of Indemnification Payments. Any Indemnification Amounts payable to the FNB Indemnified Persons pursuant to this Article V shall be satisfied from the escrow account referenced below, except in the case of fraud as provided in Section 5.5.  Any Indemnification Amounts payable to the UB Indemnified Persons pursuant to this Article V shall be satisfied by payment by FNB to UB. To secure and facilitate the payment of any Indemnification Amounts by UB, on the Closing Date, (i) FNB, UB and an escrow agent mutually acceptable to FNB and UB shall enter into an escrow agreement in the form of Exhibit A (the “Indemnity Escrow Agreement”) under which an escrow account will be established as a source of payment of the Indemnification Amounts; and (ii) at Closing, FNB will deposit the sum of One Million Five Hundred Thousand Dollars ($1,500,000.00) of the Purchase Price into the escrow account to serve as the sole source of payment of Indemnification Amounts payable to the FNB Indemnified Persons in accordance with the provisions of this Article V (except in the case of fraud as provided in Section 5.5).

Section 5.3     Insurance Proceeds. In the event the FNB Indemnified Persons shall be entitled to receive any insurance proceeds with respect to any matter for which the Indemnitors are required to provide indemnification pursuant to this Article V, the amount of indemnification due from the Indemnitors shall be reduced by the amount of such proceeds, and any party paying such proceeds to the FNB Indemnified Persons shall be subrogated to their rights against the Indemnitors.

Section 5.4     Limitation on Indemnification. The obligations of the Indemnitors for indemnification, pursuant to Section 5.1 above, shall be limited to (i) claims for indemnification made in accordance herewith during an eighteen (18) month period commencing on the Closing Date; and (ii) a total aggregate liability of not more than the One Million Five Hundred Thousand Dollars ($1,500,000.00). The obligation to indemnify pursuant to Section 5.1(a)(i) or 5.1(c)(i) shall only become operative after the total amount of all claims for indemnification by the respective party exceeds Fifty Thousand and 00/100 Dollars ($50,000.00) (“Basket Amount”), and then only to the amount of such excess; provided, however, that any amounts due from UB as a result of any (i) knowing or willful breaches of representations, warranties, covenants or other agreements contained in or made pursuant to this Agreement; or (ii) fraud shall not be subject to the Basket Amount.

Section 5.5     Exclusive Remedy. Except with respect to fraud on the part of any party, the liability of the Indemnitor to the Indemnified Persons under this Agreement shall be specifically limited to the indemnification provisions provided in this Article V. Such indemnification shall be the sole and exclusive remedy available to the Indemnified Persons for any claims, damages, or causes of action which the Indemnified Persons may now or hereafter have against the Indemnitor under this Agreement, and shall be in lieu of any right, claim, or cause of action which they may now or hereafter have at law, in equity, or by statute.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1     Access to Information.

(a)     (i) CCSB shall, and UB shall cause CCSB to, afford the officers, employees and authorized representatives of FNB and its Affiliates (including independent public accountants, attorneys and environmental consultants) access upon reasonable written notice, during normal business hours, to the employees, vendors, service providers and properties of CCSB and physical and electronic access to and copies of all the books, records, contracts, documents, data reports, Tax Returns and other information in each case relating to CCSB or the employees of CCSB, and shall furnish to FNB and its Affiliates and their authorized agents and representatives such additional information and access relating to CCSB and the employees of CCSB as FNB may reasonably request. CCSB shall cause its personnel to provide reasonable assistance to FNB in FNB’s investigation of matters relating to CCSB and the employees of CCSB; provided such assistance does not unreasonably interfere with such personnel’s job duties. Further, FNB, its Affiliates and their authorized agents and representatives (including its environmental consultants) shall be given access, at such reasonable times as agreed to by the parties, to the real property owned by CCSB and CCSB’s data processing facilities for all reasonable purposes, including, without limitation, conducting, at FNB’s option and sole cost and expense, Phase I environmental site assessments of such real property. No investigation made by FNB or its Affiliates or their representatives hereunder shall affect the representations and warranties of UB and CCSB hereunder.

(b)     FNB and CCSB shall mutually agree on a weekly date and time (or more frequently, if needed) to review and discuss CCSB Loans and any valuation adjustment to OREO in excess of $200,000.00.

(c)     With respect to CCSB Loans, between the date of this Agreement and the Closing Date, CCSB shall provide to FNB on a monthly basis no later than seven (7) Business Days following the end of any given month, a report describing in reasonable detail (i) any CCSB Loans which become Delinquent Loans or Classified Loans or any changes in the status of any Delinquent Loans, Classified Loans, restructured loans and such other loans as FNB may identify, including accrual classification, performance status and any charge-offs or recoveries, (ii) any deficiency or shortfall in the escrow account for any CCSB Loan, (iii) an updated calculation of CCSB’s allowance for loan and lease losses, together with such supporting documentation as is necessary for FNB to review the accuracy and adequacy of such allowance; (iv) details of any letters of credit issued by CCSB, including any changes in amounts outstanding under such letters of credit, in each case during the immediately preceding month, (v) any credit reserves, charge-offs, activity (including additions, sales, and revaluations) on CCSB OREO and other personal property owned, and any CCSB Loan that is reclassified; and (vi) a report setting forth any exceptions from CCSB’s loan policies with respect to each CCSB Loan with a principal balance in excess of $250,000.

(d)     With respect to the Investments, between the date of this Agreement and the Closing Date, CCSB shall provide to FNB on a monthly basis no later than seven (7) Business Days following the end of any given month, a complete and accurate list of all Investments as of the last day of the immediately preceding month together with the fair market value thereof as of such date, in each case as determined by an independent qualified third party that is not a Related Person.

(e)     CCSB shall provide FNB with a written report within seven (7) Business Days after the end of each month with respect to each item of high volatility commercial real estate.

(f)     UB shall make its tax accountant available to discuss with FNB’s tax accountant, and provide FNB’s tax accountant with copies of UB’s consolidated Tax Returns for 2016 and, when available, Tax Returns for 2017, together with information related to tax computations and deferred tax calculations utilized in preparing such Tax Returns.

(g)     UB shall provide FNB with copies of the audit report for its 2016 consolidated financial statements and, when available, the audit report for its 2017 consolidated financial statements.

All information obtained pursuant to this Section 6.1 shall be kept confidential in accordance with the Confidentiality Agreement, dated October 24, 2017, between Hovde and Ames National Corporation (the “Confidentiality Agreement”).

Section 6.2     Fees and Expenses. Whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such costs and expenses.

Section 6.3     Commercially Reasonable Efforts.

(a)     Upon the terms and subject to the conditions set forth in this Agreement, each of FNB, CCSB and UB agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all commercially reasonable acts necessary to cause the conditions precedent set forth in Article VII to be satisfied; (ii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals, Orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings with Governmental Entities (the “Requisite Regulatory Approvals”); (iii) the obtaining of all necessary actions or nonactions, waivers, consents, approvals from Persons other than Governmental Entities, including the Required Third Party Consents, and the making of all necessary registrations, declarations and filings with such Persons;; and (iv) the taking of all commercially reasonable steps as may be necessary to avoid any Action by any Governmental Entity.

(b)     Notwithstanding anything in this Agreement to the contrary, (i) neither FNB nor CCSB shall be obligated to contest any final action or decision taken by any Governmental Entity challenging the consummation of the transactions contemplated by this Agreement, (ii) in no event shall FNB or any of its Affiliates be required to offer or pay any consideration or agree to any requirement, restriction, covenant, undertaking, limitation or divestiture of any kind whatsoever as a condition to obtaining the Requisite Regulatory Approvals or in order to avoid, prevent or terminate any action by any Governmental Entity which would restrain, enjoin or otherwise prevent consummation of the transactions contemplated by this Agreement, (iii) CCSB shall not, without FNB’s prior written consent, take or agree to take any action described in clause (i) or (ii) immediately above, and (iv) the condition in Section 7.1(c) shall not be deemed satisfied if any Requisite Regulatory Approval contains any conditions or restrictions other than conditions which impose an immaterial burden on FNB, CCSB or any of their Affiliates or assets.

(c)     FNB and CCSB will, upon request, furnish the other party with all information concerning itself, its Affiliates, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of any other party or any of its Affiliates with or to any third party or Governmental Entity in connection with the transactions contemplated hereby.

(d)     Each party shall use commercially reasonable efforts to not take any action, or enter into any transaction, which would cause any of its representations or warranties contained in this Agreement to be untrue or result in a breach of any covenant made by it in this Agreement.

Section 6.4     Public Announcements. Neither FNB, CCSB nor UB will issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without prior consultation with the other party, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or the rules thereof. For avoidance of doubt, the disclosure of this Agreement and the transactions contemplated hereby in connection with the reporting obligations of Ames National Corporation under the Securities Exchange Act of 1934 shall not constitute a breach of this Section 6.4.

Section 6.5     Notification of Certain Matters. FNB shall use its commercially reasonable efforts to give prompt notice to CCSB, and CCSB shall use its commercially reasonable efforts to give prompt notice to FNB, of: (i) the occurrence, or nonoccurrence, of any event the occurrence, or nonoccurrence, of which it is aware and which would be reasonably likely to cause (A) any representation or warranty of either party contained in this Agreement to be untrue or inaccurate in any material respect or (B) any covenant, condition or agreement of either party contained in this Agreement not to be complied with or satisfied in all material respects; (ii) any failure of FNB or CCSB, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; and (iii) any change, event or effect which would be reasonably likely to, individually or in the aggregate, have a Material Adverse Effect on CCSB or on FNB, as the case may be. The delivery of any notice pursuant to this Section 6.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.6     Employee Benefit Plans and Agreements.

(a)     FNB agrees that it will, from and after the Closing Date, honor all employment Contracts entered into by CCSB prior to the date hereof and described in Section 6.6(a) of the CCSB Letter. Nothing in this Agreement shall be interpreted as limiting the power of FNB to offer to continue the employment of any employee or the engagement of any independent contractor of CCSB, other than as required by its terms, any written employment Contract. Nothing herein shall be deemed to be a guarantee of employment for any employee of CCSB, or to restrict the right of FNB to terminate or cause to be terminated the employment of any such employee at any time for any or no reason with or without notice. FNB and CCSB acknowledge and agree that all provisions contained in this Section 6.6(a) are included for the sole benefit of FNB and CCSB, and that nothing in this Section 6.6(a), whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof) of FNB or CCSB, or (ii) to continued employment with FNB or CCSB or continued participation in any employee benefit plan, program or arrangement.

(b)     Following the Closing Date, FNB shall cause employees of CCSB that are retained as employees of FNB to be eligible to participate in any employee benefit plan, program or arrangement maintained by FNB or any of its Affiliates (each such plan, program or arrangement, a “FNB Plan”), and shall cause its Affiliates and the applicable FNB Plan, to recognize prior service of such employees with CCSB as service with FNB and its Affiliates to (i) credit each employee’s service with CCSB or any predecessor employers thereto, to the extent credited under the analogous CCSB Plan, as service with FNB and its Affiliates for purposes of eligibility and vesting under such FNB Plan, but not for any other purposes, including for purposes of determining benefit accruals or vacation benefits; provided, however, that in no event shall the employees be entitled to any credit to the extent that it would result in duplication of benefits with respect to the same period of service and (ii) use commercially reasonable efforts to cause any and all pre-existing condition limitations, eligibility waiting periods, active employment requirements and requirements to show evidence of good health under such FNB Plan, to the extent that such conditions, exclusions and waiting periods would have been waived or satisfied under the analogous CCSB Plan in which such employee participated immediately prior to the Closing Date, to be waived with respect to such employee and such individual’s spouse and eligible dependents who become participants in such FNB Plan, subject to the conditions, regulations, underwriting criteria or similar provisions imposed by any of FNB’s insurers. UB acknowledges that FNB currently intends to satisfy the requirements of this Section 6.6(b) as to health, dental and vision insurance by enrolling the former CCSB employees who are retained by FNB into FNB Plans as of the Closing Date and maintaining the plan terms and options of the current CCSB Plans, to the extent permissible, until January 1, 2019, at which time such employees would become subject to the plan terms and entitled to select from the options then currently available to all FNB employees.

(c)     Prior to closing, UB and CCSB shall cooperate with FNB to make suitable arrangements whereby FNB may interview employees of CCSB to enable FNB to make decisions regarding staffing levels following the Closing Date.

(d)     FNB will be responsible for providing continuation coverage required under COBRA to all of the employees and former employees of the CCSB, including any beneficiaries who are or become “M&A Qualified Beneficiaries” (as defined in Treasury Regulations §54.4980B-9) as a result of the consummation of the transaction contemplated by this Agreement.

Section 6.7     Certain Litigation.

(a)     CCSB shall promptly advise FNB orally and in writing of any Action that could reasonably be expected to have a Material Adverse Effect on CCSB, and shall keep FNB reasonably informed on a timely basis regarding any such Action. Each party shall promptly advise the other party orally and in writing of any actual or threatened Action against such party and/or the members of the CCSB Board or the FNB Board related to this Agreement or the transactions contemplated by this Agreement.

(b)     CCSB shall promptly advise FNB orally and in writing of the commencement of any investigation or audit by any Governmental Entity with respect to CCSB or any of its directors or employees and shall keep FNB reasonably informed on a timely basis regarding any such investigation or audit (regardless of whether commenced before or after the date of this Agreement), including by promptly delivering to FNB copies of any correspondence relating thereto. CCSB shall give FNB the opportunity to consult with CCSB regarding such investigation or audit and shall consider FNB’s views with respect to such investigation or audit. The delivery of any notice pursuant to this Section 6.7 shall not limit or otherwise affect the remedies available hereunder to FNB.

Section 6.8     Transition Services. Any transition services that FNB may desire to obtain from UB after Closing shall only be provided on such terms and conditions as FNB and UB may mutually determine to be appropriate.

Section 6.9     Transition Matters. From and after the Closing Date, FNB and UB agree to fully cooperate with and assist one another in connection with the transition and conversion of all customer accounts, files (including data processing files) and other information relating to CCSB. Additionally, each of FNB and UB agree to provide each other, upon reasonable prior notice, with such information and data as is necessary to allow FNB and UB to comply with all tax, regulatory reporting, payroll, audit or other compliance obligations relating to the customers, employees and operations of CCSB, and each of FNB and UB agree to timely take any and all action required by law to comply with such tax, regulatory and/or reporting obligations. Following the Closing Date, UB shall assist FNB in obtaining historical loan information that is reasonably available through CCSB's data processing vendor to assist FNB in complying with Accounting Standard Update 2016-13, issued by Financial Accounting Standards Board in June 2015, Financial Instruments - Credit Losses (Topic 326). Any deconversion fees charged by CCSB’s data processing vendor for purposes of responding to FNB’s requests shall be paid by FNB.

Section 6.10     Real Estate Title Matters. UB and CCSB shall: (i) cooperate with FNB and provide such information as FNB may reasonably request from time to time, in connection with any application of FNB for title insurance with respect to any CCSB owned real property; and (ii) if requested by FNB, furnish abstracts of title for such owned real property, updated at the expense of CCSB, that may be examined by FNB at its expense to confirm the status of title. If the examination discloses any Liens or other defects of title objectionable to FNB, FNB will advise CCSB of the same within writing promptly after receiving the title opinions with respect to such abstracts. As to any matters to which FNB objects, CCSB will take corrective action, at its expense, to remedy such matters and work with FNB to obtain an acceptable revised title opinion reflecting that such corrective action has been effective to address the title objection.

Section 6.11     Updates to CCSB Letter. UB and CCSB shall promptly supplement, amend and update, as of five (5) Business Days prior to the Closing Date, the CCSB Letter with respect to any matters or events hereafter arising which, if in existence or having occurred as of the date of this Agreement, would have been required to be set forth or described in the CCSB Letter and including, without limitation, any fact which, if existing or known as of the date of this Agreement, would have made any of the representations or warranties of CCSB contained herein incorrect, untrue or misleading. No such supplement, amendment or update shall become part of the CCSB Letter unless FNB shall have first consented in writing with respect thereto.

Section 6.12     Payment of Employee Benefits. Prior to the Closing Date, CCSB shall determine all deferred compensation, 401(k) contributions, payroll taxes, bonus or incentive payments and any other benefits accrued up to and including the Closing Date and accrue all such amounts owing to its employees on or prior to the Closing Date, such that such accruals can be taken into account in determining the Purchase Price in accordance with Schedule 1. All accrued unused vacation time as of the Closing Date shall be determined and paid out by CCSB prior to Closing.

Section 6.13     Tax Matters. Whenever it is necessary to determine liability for Taxes of CCSB for a partial period, the determination of the Taxes of CCSB for the portion of the period ending on and including, and the portion of the period beginning after, the Closing Date shall be determined by assuming that the period consisted of two (2) taxable years or periods, one of which ended on the Closing Date and the other which began at the beginning of the day after the Closing Date, and (a) in the case of real and personal property Taxes, such Taxes shall be apportioned between such two (2) taxable years or periods on a per diem basis, and (b) all other Taxes shall be allocated between such two (2) taxable years or periods on a "closing of the books basis" by assuming that the books of CCSB were closed on the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis, such as a deduction for depreciation, shall be apportioned between such two (2) taxable years or periods on a daily basis.

Section 6.14     Subsequent Merger. UB and FNB acknowledge that it is the intention of FNB to merge CCSB with and into FNB, with FNB being the surviving entity, immediately following the Closing and UB agrees to cooperate with FNB in securing all regulatory approvals required to consummate such merger and to take all other actions as may be reasonably requested by FNB to assist in completion of such merger; provided that UB shall not be required to incur any out-of-pocket expenses in connection with its efforts hereunder.

ARTICLE VII

CONDITIONS PRECEDENT TO closing

Section 7.1     Conditions to Each Party’s Obligations. The respective obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by FNB and UB at or prior to the Closing Date of the following conditions:

(a)     No Order. No court or other Governmental Entity having jurisdiction over CCSB or FNB shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation or Order (whether temporary, preliminary or permanent) which is then in effect prohibiting or having the effect of making illegal the consummation of the transactions contemplated by this Agreement, and no Governmental Entity shall have instituted any Action that is pending seeking such an Order.

(b)     Approval of Governmental Entities. All Requisite Regulatory Approvals (including, without limitation, the Specified Regulatory Approvals) shall have been obtained upon terms and conditions acceptable to FNB, all conditions shall have been satisfied, and the Requisite Regulatory Approvals (including, without limitation, the Specified Regulatory Approvals) shall remain in full force and effect and all mandatory statutory waiting periods in respect thereof shall have expired.

(c)     Governmental Entity Action. There shall not be instituted, pending or threatened any Action by a Governmental Entity (i) relating to this Agreement or any of the transactions contemplated herein or (ii) which would have, individually or in the aggregate, a Material Adverse Effect on CCSB or FNB.

(d)     Termination of Participation in Employee Benefit Plans. CCSB shall terminate participation in all employee benefit plans sponsored or maintained by any entity other than CCSB including, but not limited to UB.

Section 7.2     Conditions to Obligation of UB. The obligation of UB to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by UB at or prior to the Closing Date of the following additional conditions:

(a)     Performance of Obligations. FNB shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date.

(b)     Representations and Warranties. Each of the representations and warranties of FNB contained in this Agreement that is qualified by materiality shall be true and correct as of the date hereof and on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties of FNB contained in this Agreement that is not so qualified shall be true and correct as of the date hereof and true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement.

(c)     FNB Deliveries. FNB shall have delivered to UB at or prior to Closing the deliveries specified in Section 1.4(b).

(d)     Officer’s Certificate. UB shall have received a certificate of an executive officer of FNB to the effect that each of the conditions set forth in this Section 7.2(a) and (b) have been satisfied.

Section 7.3     Conditions to Obligations of FNB. The obligations of FNB to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver by FNB at or prior to the Closing of the following additional conditions:

(a)     Performance of Obligations. UB and CCSB shall have performed in all material respects each of its agreements contained in this Agreement required to be performed on or prior to the Closing Date.

(b)     Representations and Warranties; Material Adverse Effect.

(i)     Representations and Warranties. Each of the representations and warranties of UB and CCSB contained in this Agreement that is qualified by materiality shall be true and correct as of the date hereof and on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date) and each of the representations and warranties of UB and CCSB contained in this Agreement that is not so qualified shall be true and correct as of the date hereof and true and correct in all material respects on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct in all material respects as of such certain date), in each case except as contemplated or permitted by this Agreement.

(ii)     Since the date of this Agreement, there shall not have been any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect on CCSB.

(c)     Officers’ Certificate. FNB shall have received a certificate signed on behalf of UB and CCSB by their respective Chief Executive Officers and Chief Financial Officers to the effect that each of the conditions set forth in this Section 7.3(a) and (b) has been satisfied.

(d)     UB Deliveries. UB shall have delivered to FNB at or prior to the Closing the deliveries specified in Section 1.4(c).

(e)     Consents. UB shall have obtained the Required Third-Party Consents.

(f)     Employment Agreements. The individuals identified in Section 7.3(f) of the CCSB Letter and FNB shall have executed employment agreements no later than the date of this Agreement and such employment agreements shall remain in full force and effect and scheduled to become effective as of the Closing Date.

(g)     Non-Compete Agreement. UB shall have executed the non-compete agreement in substantially the form attached to Section 7.3(g) of the CCSB Letter.

(h)     Data Processing Contract. UB and CCSB shall have taken all required action to terminate the Technology Services Agreement between UB and CCSB under which CCSB has received data processing services, CCSB shall have no liability for any termination or similar fees as a result of such termination and UB shall have paid all fees and expenses owing to any third party vendor related to such termination.

(i)     Subsequent Merger. FNB shall have secured all required regulatory approvals to merge CCSB with and into FNB, with FNB being the surviving entity, immediately following the Closing.

(j)     Data Conversion. FNB's data processing firm shall have committed to FNB, on terms reasonably acceptable to FNB, with respect to a date to commence the conversion of CCSB's data to FNB's system.

(k)     Environmental Assessment. The results of any Phase I environmental assessments of the real property owned by CCSB shall be acceptable to FNB in its discretion.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1     Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a)     by mutual written consent of FNB and UB;

(b)     by FNB if there has been a breach of any representation, warranty, covenant, undertaking or other agreement made by UB or CCSB in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, in each case such that the conditions set forth in Section 7.1 or Section 7.3 would not be satisfied and such breach or condition is not curable or, if curable, (i) UB or CCSB fails to initiate and diligently pursue efforts to cure such breach promptly after written notice thereof is given by FNB to UB, or (ii) UB or CCSB fails to ultimately cure such breach at least five days prior to the date on which Closing, absent such breach, would be scheduled to occur under Section 1.4;

(c)     by UB if there has been a breach of any representation, warranty, covenant or other agreement made by FNB in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, in each case such that the conditions set forth in Section 7.1 or 7.2 would not be satisfied and such breach or condition is not curable or, if curable, (i) FNB fails to initiate and diligently pursue efforts to cure such breach promptly after written notice thereof is given by UB to FNB, or (ii) FNB fails to ultimately cure such breach at least five days prior to the date on which Closing, absent such breach, would be scheduled to occur under Section 1.4; or

(d)     by either FNB or UB if: (i) the Closing has not occurred on or prior to the close of business on December 31, 2018 (the “Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or prior to the Termination Date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued or enacted an Order or Law or taken any other action permanently enjoining, restraining or otherwise prohibiting or having the effect of making illegal the consummation of the transactions contemplated by this Agreement and such Order, Law or other action shall have become final and nonappealable;

The right of any party hereto to terminate this Agreement pursuant to this Section 8.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any Person controlling any such party or any of their respective officers or directors, and whether prior to or after the execution of this Agreement.

Section 8.2     Effect of Termination. In the event of termination of this Agreement by either FNB or UB, as provided in Section 8.1, this Agreement shall forthwith become void, and there shall be no liability hereunder on the part of FNB, UB or CCSB or their respective officers or directors (except Section 6.1(h) and Section 6.2, which shall survive the termination); provided, however, that nothing contained in this Section 8.2 shall relieve any party hereto from any liability for any breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement.

Section 8.3     Disposition of Earnest Money upon Termination. Upon termination of this Agreement by UB pursuant to Section 8.1(c), UB shall retain the Earnest Money. Upon termination of this Agreement by FNB pursuant to Section 8.1(b) or by either FNB or UB pursuant to Section 8.1(d), UB and FNB shall take all actions required to refund the Earnest Money to the FNB within five (5) days’ notice of such termination; provided, however, if UB elects to terminate pursuant to Section 8.1(d) and FNB’s failure to fulfill its obligations contained in this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or prior to the Termination Date, then UB shall be entitled to retain the Earnest Money.

Section 8.4     Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors, at any time before the Closing Date. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 8.5     Waiver. At any time prior to the Closing Date, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the covenants, agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

ARTICLE IX

GENERAL PROVISIONS

Section 9.1     Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered personally, (ii) one Business Day after being delivered to an overnight courier or (iii) when sent via e-mail (with a confirmatory receipt) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)     if to FNB, to:

First National Bank

405 5th Street

P.O. Box 846

Ames, Iowa 50010

Attention: Thomas H. Pohlman

E-mail: Tom.Pohlman@AmesNational.com

with a copy to:

Nyemaster Goode, P.C.

700 Walnut, Suite 1600

Des Moines, IA 50309-3899

Attention: Willard L. Boyd III

E-mail: wlb@nyemaster.com

(b)     if to UB or CCSB, to:

United Bancorporation

12525 10th Street, Suite 1

Osseo, WI 54758

Attention: Greg LeGare

E-mail: GLeGare@ubc-hc.com

with a copy to:

Ballard Spahr LLP

2000 IDS Center

80 South 8th Street

Minneapolis, Minnesota 55402-2119

Attention: Scott A. Coleman

E-mail: Colemansa@ballardspahr.com

Section 9.2     Interpretation. When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule, such reference shall be to a Section or Article of, or an Exhibit or Schedule attached to, this Agreement unless otherwise indicated. The Exhibits, Schedules and the CCSB Letter and FNB Letter referred to herein shall be construed with and as an integral part of this Agreement to the same extent as if they were set forth verbatim herein. The table of contents, table of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. For purposes of this Agreement, (i) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation,” (ii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole and (iii) the word “or” is not exclusive. The meaning assigned to each term defined herein shall be equally applicable to both the singular and plural forms of such term, and words denoting any gender shall include all genders. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.3     Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

Section 9.4     Entire Agreement; No Third-Party Beneficiaries. This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.5     Governing Law; Waiver of Jury Trial.

(a)     This Agreement shall be governed by and construed in accordance with the laws of the State of Iowa, without regard to the principles of conflict of laws thereof. All disputes between the parties relating to the subject matter of this Agreement shall be exclusively venued in a state or federal court located in Des Moines, Iowa.

(b)     EACH OF FNB, UB AND CCSB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF FNB, UB OR CCSB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 9.6     Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties.

Section 9.7     Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

Section 9.8     Enforcement of this Agreement. In addition to any remedy to which any party hereto is specifically entitled by the terms hereof, each party shall be entitled to pursue any other remedy available to it at Law or in equity in the event that any of the provisions of this Agreement were not performed in accordance with their terms or were otherwise breached. The parties hereto agree that irreparable damage would occur if any provisions of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would likewise occur if any of the transactions contemplated by this Agreement were not consummated), and, accordingly, that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the obligation of the parties hereto to consummate the transactions contemplated by this Agreement and the obligation of FNB to pay, and UB to receive, the consideration payable to them pursuant to the transactions contemplated by this Agreement, in each case in accordance with the terms and subject to the conditions of this Agreement), this being in addition to any other remedy to which such party is entitled at Law or in equity. In the event that any action is brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense or counterclaim, that there is an adequate remedy at law. Each party hereto further agrees that no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.8, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.9     Definitions. For purposes of this Agreement:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, and “control” has the meaning specified in Rule 405 under the Securities Act of 1933, as amended.

“Business Day” means any day other than a Saturday or Sunday on which national banking associations are required to be open in Des Moines, Iowa.

“Code” means the Internal Revenue Code of 1986, as amended to date.

“Contract” means any contract, agreement, instrument, guarantee, indenture, note, bond, mortgage, permit, franchise, concession, commitment, lease, license, arrangement, obligation or understanding, whether written or oral.

“FDIC” means the Federal Deposit Insurance Corporation.

“Knowledge of FNB” means the actual knowledge of the individuals identified in Section 9.9 of the FNB Letter, after due investigation.

“Knowledge of CCSB” means the actual knowledge of the individuals identified in Section 9.9 of the CCSB Letter, after due investigation.

“Law” means any federal, state, local, foreign, international or multinational treaty, constitution, statute, law, ordinance, rule or regulation.

"Lien" means any security interest, lien, claim, pledge, option, right of first refusal, limitation on voting rights, charge or other encumbrance of any nature whatsoever.

“Losses” means any and all losses, costs, charges, settlement payments, awards, judgments, fines, penalties, damages, debts, liabilities, commitments, claims, causes of action, expenses (including reasonable attorneys’ and other professionals’ fees, disbursements and expenses) or reasonable corrective or remedial costs.

“Material Adverse Effect” means, when used with respect to FNB or CCSB, as the case may be, any event, occurrence, fact, condition, change, development or effect that individually or when taken together with all other events, occurrences, facts, conditions, changes, developments or effects is or could reasonably be expected to be materially adverse to the business, assets, reputation, results of operations, liabilities (contingent or otherwise), condition (financial or otherwise) or results of operations of FNB or CCSB, as the case may be, but excluding any event, occurrence, fact, condition, change, development or effect to the extent caused by (i) any changes in the United States or global economy or capital, financial or securities markets generally, (ii) changes in Laws or GAAP, or authoritative interpretation thereof after the date of this Agreement that affect in general the banking industry, (iii) the engagement by the United States in military hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iv) changes in the industry in which FNB or CCSB operates generally, (v) disclosure or consummation of the transactions contemplated hereby or actions expressly required by this Agreement in contemplation of the transactions contemplated hereby, or (vi) actions taken by CCSB as required or authorized pursuant to this Agreement or at the direction or request of FNB including, but not limited, to the termination, suspension, modification or reduction of CCSB’s relationship with any customer, vendor, supplier, distributor, landlord or employee, except in the case of each of clauses (i), (ii), (iii) and (iv) immediately above to the extent that any such event, occurrence, fact, condition, change, development or effect has a materially disproportionate impact on the business or the assets, reputation, liabilities, condition (financial or otherwise) or results of operations of FNB or CCSB.

“Order” means judgment, order, writ, award, injunction (temporary or permanent) or decree of any Governmental Entity.

“Person” means any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Entity or other entity.

“Regulation I” means 12 C.F.R. Part 209, commonly known as Regulation I of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulation O” means 12 C.F.R. Part 215, commonly known as Regulation O of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Related Person(s)” means (i) any Affiliate of UB or CCSB, (ii) any current or director or officer of UB or CCSB, or (iii) any Person that, to the Knowledge of CCSB, is an “associate” or member of the “immediate family” (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Security Exchange Act of 1934, as amended) of a Person identified in clause (i) or (ii) immediately above.

“Required Third-Party Consents” means the consent or approval of each counterparty to the CCSB Contracts listed on Section 3.10(b) of the CCSB Letter in connection with the execution, delivery, or performance by CCSB of this Agreement or the consummation of the transactions contemplated hereby.

“Specified Regulatory Approvals” means in connection with this Agreement and the transactions contemplated hereby each of the following:

(i)     The approval by the Comptroller of the Currency of the filing by FNB and CCSB of an Interagency Bank Merger Act Application (the “Application”) pursuant to 12 U.S.C. section 215a, with the Comptroller of the Currency, and the expiration of the waiting period with respect thereto;

(ii)     The filing pursuant to Iowa Code section 524.1804 with the Iowa Banking Division of a notice of acquisition.

(iii)     The filing pursuant to Iowa Code section 524.1402(9) with the Iowa Division of Banking of (A) notification of the proposed merger; (B) such evidence of the adoption of the plan as the Iowa Division of Banking Superintendent may request; (C) filing with the Iowa Division of Banking and Iowa Secretary of State evidence of approval by the Office of the Comptroller of the Currency; and (D) notification of the date upon which the merger is to become effective, and the expiration of the waiting period with respect thereto; and

(iv)     The grant by the appropriate Federal Reserve Bank of a waiver of the application requirements of Section 3(a)(3) of the Bank Holding Company Act of 1956, as amended (the “BHCA”), pursuant to, and in accordance with, 12 C.F.R. section 225.12(d)(2), and, if for any reason such Federal Reserve Bank does not grant such waiver, the approval by the appropriate Federal Reserve Bank pursuant to Section 3(a)(3) of the BHCA.

“Subsidiary” means any corporation, partnership, limited liability company, joint venture, trust, association or other entity of which FNB or CCSB, as the case may be (either alone or through or together with any other Subsidiaries), owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other entity.

"Taxes" means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, value-added, transfer, stamp or environmental (including Taxes under Section 59A of the Code) tax, or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

"Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

FIRST NATIONAL BANK, AMES, IOWA

By:                                 /s/ Scott Bauer

Name:     Scott T. Bauer

Title:     President

CLARKE COUNTY STATE BANK

By:                                    /s/ Dave Selene

Name:     Dave Selene

Title:     President

UNITED BANCORPORATION

By:                                    /s/ Greg LeGare

Name:     Greg LeGare

Title:     President

[Signature Page to Agreement and Plan of Merger]

SCHEDULE I

CALCULATION OF PURCHASE PRICE

The parties acknowledge that the estimated purchase price of $15,000,000 set forth in Section 1.2 was determined based on the sum of the total equity capital (“TEC”) and the allowance for loan losses (“Allowance”) as reported by CCSB on its Call Report as of September 30, 2017 and calculated as follows:

Capital Stock	$4,850,000.00
Surplus	1,900,000.00
Retained Earnings	4,395,249.00
Unrealized Gains (Losses), net of income taxes	35,061.00
Total Equity Capital (TEC)	11,180,309.00
Allowance for Loan Losses (Allowance)	958,590.00
TEC and Allowance	12,138,899.00
Estimated Purchase Price	15,000,000.00
Premium to TEC and Allowance at September 30, 2017	$2,861,101.00

Assumption that all assets and liabilities are recorded according to GAAP

Prior to Closing, the estimated purchase price of $15,000,000 will be subject to review and, if necessary, adjusted based on the sum of the TEC and Allowance as of the end of the month immediately preceding the Closing Date (the “Closing Month End”) as determined in accordance with GAAP consistent with CCSB’s past practices, as follows:

1.     If the sum of the TEC and Allowance as of the Closing Month End is $12,138,899 or greater, then the estimated purchase price of $15,000,000 shall not be adjusted and the Purchase Price for purposes of Section 1.2 shall be an amount equal to $15,000,000.

2.     If the sum of the TEC and Allowance as of the Closing Month End is less than $12,138,899, then the estimated purchase price of $15,000,000 shall be adjusted as follows:

●

First, the sum of the TEC and Allowance as of the Closing Month End shall be subtracted from the sum of the TEC and Allowance as of September 30, 2017 to determine the decrease in TEC and Allowance since September 30, 2017 (the “TEC/Allowance Decrease”).

●	Second, the TEC/Allowance Decrease shall be subtracted from the estimated purchase price of $15,000,000, with the resulting number to become the Purchase Price for purposes of Section 1.2.

S-1

The following is an example of the adjustment that would have occurred if the Closing had occurred during January of 2018 based on the TEC and Allowance as reported by CCSB on its Call Report as of December 31, 2017:

Capital Stock	$4,850,000.00
Surplus	1,900,000.00
Retained Earnings	4,238,066.00
Unrealized Gains (Losses), net of income taxes	(53,805.00)
Total Equity Capital (TEC)	10,934,260.00
Allowance for Loan Losses (Allowance)	859,518.00
TEC and Allowance at December 31, 2017	11,793,779.00
TEC and Allowance at September 30, 2017	12,138,899.00
(Decrease) in TEC and Allowance since September 30, 2017	$(345,120.00)
Estimated Purchase Price at September 30, 2017	15,000,000.00
Less Decrease in TEC and Allowance	$345,120.00
Purchase Price	$14,654,880.00

Assumption that all assets and liabilities are recorded according to GAAP

The parties acknowledge and agree that any adjustments to the estimated purchase price of $15,000,000 required by this Schedule I shall be determined in accordance with the Call Report prepared by CCSB as of the Closing Month End; provided, however, that if no such Call Report is required to be prepared as of the Closing Month End or has yet to be prepared in advance of the scheduled Closing Date, then the parties agree to work together in good faith to estimate the amount of TEC and Allowance as of such Closing Month End, to be determined in accordance with GAAP consistent with CCSB's past practices, and such estimated amounts will be used in performing the adjustment required by this Schedule I. In the event of any dispute regarding such calculations, FNB and UB shall attempt in good faith to resolve the dispute in advance of the Closing. In the event FNB and UB are unable to resolve such dispute, and if the amount of the disputed items exceeds $25,000, then the dispute shall be submitted to the accounting firm of RSM US, LLP (the “Independent Expert”) for resolution. FNB and UB shall instruct the Independent Expert to render its reasoned written decision, based solely on written submissions and discussions with the parties, as promptly as practicable but in no event later than thirty (30) days after its notification. The resolution of the disputed items by the Independent Expert shall be final and binding on the parties. The fees and expenses of the Independent Expert shall be borne by the party whose calculation amount is farther away from the Independent Expert’s calculation amount. In the event the decision of the Independent Expert is not rendered prior to the Closing, the parties shall proceed with Closing utilizing the amount of the Purchase Price as to which the parties are in agreement, with any final adjustments and payments to be made in accordance with the final decision rendered by the Independent Expert.

S-2

EXHIBIT A

Form of Indemnity Escrow Agreement

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (the “Agreement”) is made on the date of execution hereof, by and among United Bancorporation (the “UB”) First National Bank, Ames, Iowa (“FNB”), and _____________________ (“Escrow Agent”).

RECITALS:

A.      FNB has agreed to acquire from UB one hundred percent (100%) of the issued and outstanding shares (the “Shares”) of Clarke County State Bank (the “Bank”), all under the terms of a certain Stock Purchase Agreement by and among FNB, UB, and Clarke County State Bank dated _______________, 2018 (the “Stock Purchase Agreement”); and

B.     Section 5.2 of the Stock Purchase Agreement requires that a portion of the Purchase Price be placed in escrow subject to the terms and conditions of this Agreement; and

C.     The Escrow Agent intends to serve as escrow agent upon the terms and conditions herein set forth.

NOW, THEREFORE, in consideration of the Recitals, which are a part of this Agreement, and the mutual covenants and agreements herein contained, it is agreed by and among the parties hereto as follows:

1.     Escrow Funds. In order to provide funds that may be available to satisfy any obligations of UB under Section 5.2 of the Stock Purchase Agreement relating to indemnity for breach of UB’s representations, warranties, and covenants, and any obligation of UB by reason of the operation of the Bank prior to the Closing Date, and other obligations of UB under the Stock Purchase Agreement, FNB does hereby deposit with the Escrow Agent the sum of One Million Five Hundred Thousand Dollars ($1,500,000.00) (the “Escrow Funds”) to be held, invested and disbursed by the Escrow Agent as herein set forth.

2.     Investment of Funds. The Escrow Funds shall be invested from time to time, to the extent possible, in interest bearing insured deposits, U.S. government obligations and other investments mutually agreed upon by FNB and UB with the Escrow Agent until disbursement of all Escrow Funds. The Escrow Agent is authorized to liquidate in accordance with its customary procedures any portion of the Escrow Funds consisting of investments to provide for payments required to be made under this Agreement.

3.     Payment of Claims. In the event, prior to the Escrow Termination Date, FNB determines that an event has occurred that would permit indemnity by UB under Section 5.2 of the Stock Purchase Agreement, FNB may give notice in writing to the Escrow Agent (a “Claim”), that sets forth a description of the Claim and the amount to be paid to FNB by the Escrow Agent. A copy of the Claim shall also be given to UB. UB shall have thirty (30) days following the giving of the Claim to object to the Claim by giving written notice of such objection and the reasons therefor (an “Objection”) to the Escrow Agent with a copy to FNB. If such Objection is not timely given to the Escrow Agent and FNB, the Escrow Agent shall pay the amount of the Claim from the Escrow Funds to FNB.

In the event the Escrow Agent receives a timely Objection to a Claim, the Escrow Agent shall retain the Escrow Funds until:

(a) the Escrow Agent receives a final judgment or directive from a court of competent jurisdiction directing that the amount of the Claim or any portion thereof be paid to FNB from the Escrow Funds; or

(b) the Escrow Agent receives written instructions executed by FNB and by UB directing that all or any portion of the Escrow Funds be paid to FNB.

Upon payment of such funds under Section 3(a) or 3(b) above, any remaining Escrow Funds shall be retained by the Escrow Agent until the Escrow Termination Date, or if the Escrow Termination date has expired, then the remaining Escrow Funds shall be paid to the UB.

4.     Termination. In the event on or before ______________, 2020 (the “Escrow Termination Date”), no notice of a Claim has been received by the Escrow Agent, or the Escrow Agent has been notified by FNB and by UB that all Claims have been resolved, the Escrow Agent shall pay all remaining Escrow Funds, plus any accrued interest thereon, to UB. In the event on or before the Escrow Termination Date the Escrow Agent has received notice of one or more Claims and a timely Objection by UB, the Escrow Agent shall retain the Escrow Funds or such portion thereof as is required to satisfy the Claim(s) until such time as provided in Section 3(a) or 3(b).

5.     Duties of the Escrow Agent.

(a)     The Escrow Agent shall not be under any duty to give the Escrow Funds held hereunder any greater degree of care than it gives its own similar property and shall not be required to invest any Escrow Funds held hereunder, except as directed in this Agreement. Uninvested Escrow Funds held hereunder shall not earn or accrue interest.

(b)     The Escrow Agent shall not be liable for actions or omissions hereunder, except for its own gross negligence or willful misconduct and, except with respect to claims based upon such gross negligence or willful misconduct that are successfully asserted against the Escrow Agent, the other parties hereto shall jointly and severally indemnify and hold harmless the Escrow Agent (and any successor Escrow Agent) from and against any and all losses, liabilities, claims, actions, damages and expenses, including reasonable attorneys' fees and expenses, arising out of and in connection with this Agreement. Without limiting the foregoing, the Escrow Agent shall in no event be liable in connection with its investment or reinvestment of any Escrow Funds held by it hereunder in good faith, in accordance with the terms hereof, including, without limitation, any liability for any delays (not resulting from its gross negligence or willful misconduct) in the investment or reinvestment of the Escrow Funds or any loss of interest incident to any such delays. This Section 5(b) shall survive notwithstanding any termination of this Agreement or the resignation of the Escrow Agent.

(c)     The Escrow Agent shall be entitled to rely upon any order, judgment, certification, demand, notice, instrument or other writing delivered to it hereunder without being required to determine the authenticity or the correctness of any fact stated therein or the propriety or validity of the service thereof. The Escrow Agent may act in reliance upon any instrument or signature believed by it to be genuine and may assume that the person purporting to make any statement or execute any document in connection with the provisions hereof has been duly authorized to do so. The Escrow Agent may conclusively presume that the undersigned representative of any party hereto which is an entity other than a natural person has full power and authority to instruct the Escrow Agent on behalf of that party unless written notice to the contrary is delivered to the Escrow Agent.

(d)     The Escrow Agent may act pursuant to the advice of counsel with respect to any matter relating to this Agreement and shall not be liable for any action taken or omitted by it in good faith in accordance with such advice.

(e)     The Escrow Agent has no interest in the Escrow Funds deposited hereunder but is serving as escrow holder only and has only possession thereof. Any payments of income from the Escrow Funds shall be subject to withholding regulations then in force with respect to United States and Iowa state taxes. The parties hereto will provide the Escrow Agent with appropriate Internal Revenue Service Forms W-9 for tax identification number certification, or nonresident alien certifications. This Section 5(e) shall survive notwithstanding any termination of this Agreement or the resignation of the Escrow Agent.

(f)     The Escrow Agent makes no representation as to the validity, value, genuineness or collectability of any security or other document or instrument held by or delivered to it.

(g)     The Escrow Agent shall not be called upon to advise any party as to the sale, retention, or other action with respect to any securities or other property deposited hereunder.

(h)     The Escrow Agent (and any successor Escrow Agent) may at any time resign as such by delivering the Escrow Funds to any successor Escrow Agent jointly designated by the other parties hereto in writing, or to any court of competent jurisdiction, whereupon the Escrow Agent shall be discharged of and from any and all further obligations arising in connection with this Agreement. The resignation of the Escrow Agent will take effect on the earlier of (i) the appointment of a successor (including a court of competent jurisdiction) or (ii) the day which is thirty (30) days after the date of delivery of its written notice of resignation to the other parties hereto. If, at that time, the Escrow Agent has not received a designation of a successor Escrow Agent, the Escrow Agent's sole responsibility after that time shall be to retain and safeguard the Escrow Funds until receipt of a designation of successor Escrow Agent or a joint written disposition instruction by the other parties hereto or a final, nonappealable order of a court of competent jurisdiction.

(i)     The Escrow Agent may at any time file an equitable action of interpleader in the Iowa District Court in Story County, Iowa, and deposit the Escrow Funds with the Court. Upon deposit of the Escrow Funds with the Court, the Escrow Agent shall be released of and from any further obligations arising in connection with this Agreement.

(j)     FNB and UB shall pay the Escrow Agent compensation (as payment in full) for the services to be rendered by the Escrow Agent hereunder in the amount of ______ dollars ($______) at the time of execution of this Agreement and agree to reimburse the Escrow Agent for all reasonable expenses incurred by the Escrow Agent in performance of its duties hereunder (including reasonable attorneys’ fees). Any such compensation and reimbursement to which the Escrow Agent is entitled shall be borne fifty percent (50%) by FNB and fifty percent (50%) by UB. Any fees or expenses of the Escrow Agent or its attorneys that are not paid as provided for herein may be taken from the Escrow Funds.

6.     Limited Responsibility. This Agreement expressly sets forth all the duties of the Escrow Agent with respect to any and all matters pertinent hereto. No implied duties or obligations shall be read into this Agreement against the Escrow Agent. The Escrow Agent shall not be bound by the provisions of any agreement among the other parties hereto except this Agreement.

7.     Ownership for Tax Purposes. UB agrees that, for purposes of federal, state, and other taxes based on income, UB will be treated as the owner of the Escrow Funds and that UB will report all income, if any, that is earned on, or derived from, the Escrow Funds as income in the taxable year or years in which such income is properly includible and pay any taxes attributable thereto.

8.     Notices.

All notices, consents, waivers and other communications required or permitted under this Agreement shall be in writing and shall be deemed given to a party when (a) delivered to the appropriate address by hand; (b) delivered by a nationally recognized overnight courier service (costs prepaid); (c) sent by facsimile or e-mail (with confirmation by the transmitting equipment); or (d) received by the addressee, if sent by certified mail, return receipt requested, in each case to the following addresses and facsimile numbers and marked to the attention of the person (by name or title) designated below (or to such other address, facsimile number or person as a party may designate by notice to the other parties):

UB:	United Bancorporation 12525 10th Street, Suite 1 Osseo, WI 54758 Attention: Greg LeGare E-mail: GLeGare@ubc-hc.com

with a copy to:	Ballard Spahr LLP 2000 IDS Center 80 South 8th Street Minneapolis, Minnesota 55402-2119 Attention: Scott A. Coleman E-mail: Colemansa@ballardspahr.com

FNB:	First National Bank 405 5th Street P.O. Box 846 Ames, Iowa 50010 Attention: Thomas H. Pohlman E-mail: Tom.Pohlman@AmesNational.com

with a copy to:	Nyemaster Goode, P.C. 700 Walnut, Suite 1600 Des Moines, IA 50309-3899 Attention: Willard L. Boyd III E-mail: wlb@nyemaster.com

Escrow Agent:

________________________________

________________________________

________________________________

________________________________

Ph:_______________ Fax:_______________

E-mail:__________________________

with a copy to:

________________________________

________________________________

________________________________

________________________________

Ph:_______________ Fax:_______________

E-mail:__________________________

9.     Jurisdiction; Service of Process. Any proceeding arising out of or relating to this Agreement may be brought in the Court for Story County, Iowa, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of Iowa, and each of the parties irrevocably submits to the jurisdiction of such court in any such proceeding and waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the proceeding shall be heard and determined only in such court and agrees not to bring any proceeding arising out of or relating to this Agreement in any other court. Process in any proceeding referred to in the preceding sentence may be served on any party anywhere in the world.

10.     Execution of Agreement. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or email shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or email shall be deemed to be their original signatures for any purposes whatsoever.

11.     Section Headings, Construction. The headings of sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. The parties have each negotiated the terms hereof, reviewed this Agreement carefully, and discussed it with their respective counsel. It is the intent of the parties that each word, phrase, and sentence and other part hereof shall be given as plain meaning, and that rules of interpretation or construction of contracts that construe any ambiguity of any part hereof against the drafter, by virtue of being the drafter, shall not apply.

12.     Waiver. The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement or the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other party; (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given; and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of such party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

13.     Entire Agreement and Modification. This Agreement supersedes all prior agreements among the parties with respect to its subject matter and constitutes a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by FNB, UB, and the Escrow Agent.

14.     Defined Terms. Terms defined in the Stock Purchase Agreement that are not otherwise defined herein shall have the same meaning as defined in the Stock Purchase Agreement.

15.     Survival of Rights. The rights of the Escrow Agent and the obligations of indemnification provided herein by FNB and UB, shall survive the termination of this Agreement.

16.     Applicable Law. This Agreement shall be governed in all respects by the laws of the State of Iowa.

17.     Benefits. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of the parties.

18.     WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed this ____ day of __________, 2018.

ESCROW AGENT:	FNB:

________________________	First National Bank, Ames, Iowa

By:_________________________________	By: _________________________________
Title:_______________________________	Title:_______________________________

UB:

United Bancorporation

By:_________________________________
Title:_______________________________

#7095388-Nyemaster